Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
[redacted]20465 / 01376 520758
X No: 140680 WITHAM 4
'erence No: 01376 500231

07022170

Our ref: CS1.4.159-5101USSecuritiessl(ps)le

15 March 2007

SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2007
WASH, D.C.
185
SECTION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

BEST AVAILABLE COPY

SUPPL

Re: **Countrywide plc, Rule 12g3-2(b) Exemption, File No. 82-34927**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Countrywide plc, Rule 12g3-2(b) File No. 82-34927, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of section 18 of the Exchange Act of 1934.

Yours faithfully

Shirley Law
Assistant Company Secretary
Countrywide plc

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Regulatory Announcement

Go to market news section

Company	Apollo Management L.P.
TIDM	
Headline	Offer for Countrywide plc
Released	07:01 05-Mar-07
Number	2844S

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

2 March 2007

CASTLE HOLDCO 4, LTD. ("Castle BidCo")
RECOMMENDED OFFER FOR THE ACQUISITION OF COUNTRYWIDE PLC TO BE IMPLEMENTED BY A SCHEME OF ARRANGEMENT

Summary

- The boards of Castle BidCo and Countrywide are pleased to announce that they have reached agreement on the terms of a recommended offer by Castle BidCo for the entire issued and to be issued share capital of Countrywide of 510 pence in cash and 0.16487 Rightmove Shares per Countrywide Share.

- Castle BidCo is a company incorporated on behalf of the Apollo Funds for the purpose of making the Offer and implementing the Proposals. Following completion of the Proposals, Castle BidCo will be indirectly owned by the Apollo Funds and those Scheme Shareholders who have validly elected for the Unlisted Securities Alternative (as described below).

- The Offer values each Countrywide Share at 590 pence and the existing issued ordinary share capital of Countrywide at approximately £1,008 million (based on today's Closing Price of a Rightmove Share of 485.5 pence on 2 March 2007, the date of this Announcement) and represents a premium of approximately:

  - 28.0 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement by 3i that it was considering a possible offer for Countrywide (the Closing Price of a Rightmove Share was 335.5 pence on this date);

  - 7.2 per cent. to the offer for Countrywide of 550.6 pence per Countrywide Share announced by Charlie Holdco 4 Limited, the company sponsored by the 3i Investors, on 12 December 2006 (the Closing Price of a Rightmove Share was 367 pence on 11 December 2006, the last Business Day prior to the announcement); and

  - 10.3 per cent. to the Closing Price of 535 pence per Countrywide Share on 2 February 2007, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 468 pence on this date).

- Under the basic terms of the Offer, Scheme Shareholders will receive 510 pence in cash and 0.16487 Rightmove Shares per Scheme Share, valuing each Countrywide Share at 590 pence (based on the Closing Price of a Rightmove Share of 485.5 pence on the Reference Date).

- The Offer will also include an Unlisted Securities Alternative, under which Scheme Shareholders will be entitled to elect for a combination of Class B Shares and Class B Notes *in lieu* of all or part of the cash consideration to which they are entitled under the basic terms of the Offer (that is, excluding any cash

Board to recommend Apollo's Offer for Countrywide as the Countrywide Board believes that it is in the best interests of Countrywide Shareholders for the Offer to be made."

This summary should be read in conjunction with the full text of this Announcement and the Appendices. The Proposals will be subject to the conditions set out in Appendix I to this Announcement and to the further terms to be set out in the Scheme Document.

Enquiries:

Credit Suisse (lead financial adviser and corporate broker to Apollo)	Telephone: +44 (0) 20 7888 8888
Zachary Brech	
Gleeson Van Riet	
John Hannaford (Corporate Broking)	
Deutsche Bank AG (joint financial adviser to Apollo)	Telephone: +44 (0) 20 7545 8000
Sekhar Bahadur	
Nigel Meek	
Omar Faruqui	
Goldman Sachs International (joint financial adviser to Apollo)	Telephone: +44 (0) 20 7774 1000
Simon Dingemans	
Lorenzo Grabau	
Jonathan Sorrell	
Countrywide	Telephone: +44 (0) 1376 533 700
Christopher Sporborg	
Grenville Turner	
Harry Hill	
Hawkpoint (financial adviser to Countrywide)	Telephone: +44 (0) 20 7665 4500
David Reid Scott	
David Renton	
Jonathan Coddington	
Brunswick Group (Countrywide PR enquiries)	Telephone: +44 (0) 20 7404 5959
John Sunnucks	
Kate Holgate	

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

The full terms and conditions of the Scheme will be set out in the Scheme Document. Countrywide Shareholders are advised to read carefully the formal documentation in relation to the Proposals once it has

"could" or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Castle BidCo in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Countrywide and Castle BidCo believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Castle BidCo can give no assurance that such expectations will prove to have been correct and Countrywide and Castle BidCo therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide all "dealings" in any "relevant securities" of Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the Proposals lapse, are withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Countrywide, by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

- 7.2 per cent. to the offer for Countrywide of 550.6 pence per Countrywide Share announced by Charlie Holdco 4 Limited, the company sponsored by the 3i Investors, on 12 December 2006 (the Closing Price of a Rightmove Share was 367 pence on 11 December 2006, the last Business Day prior to the announcement); and
- 10.3 per cent. to the Closing Price of 535 pence per Countrywide Share on 2 February 2007, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 468 pence on this date).

3. Entitlement to Rightmove Shares; Rightmove Sale Election

The entitlement of Scheme Shareholders to receive Rightmove Shares under the Offer will be satisfied by a return of capital *in specie* of Rightmove Shares by Countrywide pursuant to the terms of the Scheme. The Rightmove Shares are listed on the Official List and admitted to trading on the London Stock Exchange. The Countrywide Group presently owns a total of 28,515,375 Rightmove Shares, representing 21.5 per cent. of the existing issued share capital of Rightmove. Entitlements to Rightmove Shares under the Scheme will be rounded down to the nearest whole Rightmove Share. Fractional entitlements will be disregarded and sold on behalf of the relevant Scheme Shareholders. The resulting net proceeds (after deduction of broking fees and other sale costs and expenses) will be remitted to the relevant Scheme Shareholder (subject to a *de minimis of* £3).

Pursuant to the Rightmove Sale Election, Scheme Shareholders will be able to elect to sell all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme. The Rightmove Sale Shares will be sold on behalf of the relevant Scheme Shareholders as soon as practicable following the Effective Date. Following completion of the sale of all of the Rightmove Sale Shares, the Rightmove Sale Proceeds will be remitted to the relevant Scheme Shareholders on a *pro rata* basis according to the number of Rightmove Shares in respect of which such election was made. Further details of the Rightmove Sale Election will be set out in the Scheme Document.

Countrywide has entered into a placing agreement with UBS Limited in connection with the Rightmove Sale Election pursuant to which UBS Limited has agreed to procure purchasers for, or otherwise to purchase itself, certain ordinary shares in the capital of Rightmove (including the Rightmove Sale Shares) at a price to be determined following an accelerated book-building process which will take place as soon as practicable following the Effective Date. Under the terms of the placing agreement, UBS Limited has certain limited termination rights in the event of a material breach of the warranties contained therein. Further details of the placing agreement will be set out in the Scheme Document.

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, US Persons will not be eligible to receive the Rightmove Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

Countrywide Shareholders are recommended to consider carefully, in light of their own investment objectives and having taken independent advice appropriate to their own financial circumstances, whether they wish to retain the Rightmove Shares to which they are entitled under the Offer, or to elect to receive cash pursuant to the Rightmove Sale Election.

4. The Unlisted Securities Alternative

4.1 Terms

Under the Unlisted Securities Alternative, Scheme Shareholders may elect for a combination of Class B Shares and Class B Notes *in lieu* of all or part of the cash consideration to which they are entitled under the basic terms of the Offer (that is, excluding any cash consideration which may be due to such shareholder pursuant to an election to participate in the Rightmove Sale Election). The key rights and restrictions attaching to the Class B Shares and the Class B Notes are summarised in paragraph 4.5 and Appendix III, and paragraph 4.6 and Appendix IV, respectively.

Pursuant to the Unlisted Securities Alternative, Scheme Shareholders may elect for Unlisted Securities on the following basis:

for each Scheme Share: **0.510 Class B Shares and 4.590 Class B Notes**

- interest on the Class B Notes is expected to be paid in kind through the issue of additional Class B Notes instead of cash. Where interest is paid in kind, such interest may nevertheless be subject to UK tax in the hands of certain Scheme Shareholders (including UK tax resident individuals) even though the relevant Scheme Shareholder has not received any cash;
- the Castle BidCo Group will have a high initial level of debt funding (as described in paragraph 17) to which the Class B Notes will be subordinated; and
- Castle TopCo currently has no intention to pay dividends.

4.4 Securities law restrictions

The Unlisted Securities have not been and will not be registered under the US Securities Act nor under the securities laws of any state in the United States. Accordingly, they will not be issued to US Persons unless Castle TopCo considers that they may be so issued pursuant to an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. In addition, if 300 or more US Holders elect for the Unlisted Securities Alternative, Castle TopCo may, at its discretion, determine that the Unlisted Securities Alternative will not be made available and all Scheme Shareholders will instead receive Cash Consideration in respect of the Countrywide Shares which were subject to such an election in accordance with the basic terms of the Offer.

Except with the approval of Castle TopCo, neither class of Unlisted Security may be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person, or in any other manner whatsoever, as a result of which a registration under the US Securities Act or the US Exchange Act would be required, including any transfer that would result in there being 300 or more US Holders of either class of Unlisted Security resident in the United States. Any transfer to a US Holder shall require the approval of the Castle TopCo Board (which approval the Castle TopCo Board intends to grant unless, as a result of the transfer, registration under the US Securities Act or the US Exchange Act would be required).

Where Castle TopCo believes that an election for the Unlisted Securities Alternative by any Scheme Shareholder may infringe applicable legal or regulatory requirements, or may result in a requirement for a registration under the US Securities Act, US Exchange Act or any other securities laws in the United States, Castle TopCo will have the right to deem that such Scheme Shareholder has not elected for the Unlisted Securities Alternative and such Scheme Shareholder will instead receive Cash Consideration in respect of the Scheme Shares which were subject to such an election in accordance with the basic terms of the Offer.

4.5 Terms of Class B Shares

The Class B Shares will rank *pari passu* in all respects with the Class A Shares which are to be subscribed for by the Apollo Funds on or prior to completion of the Proposals save that, subject to certain exceptions, the Class B Shareholders will not be entitled to vote at any general meeting of Castle TopCo. The Class B Shares are also subject to certain transfer restrictions and obligations, including drag-along and tag-along rights. A more detailed summary of the rights and restrictions attaching to the Class B Shares is provided in Appendix III.

Detailed information on the Class B Shares will be set out in the Scheme Document and the Class B Shares will be subject to the rights and restrictions set out in the Castle TopCo Articles.

4.6 Terms of Class B Notes

The Class B Notes will rank *pari passu* in all respects with the Class A Notes which are to be subscribed for by the Apollo Funds on or prior to completion of the Proposals. The Class B Notes are also subject to certain transfer restrictions and obligations, including drag-along and tag-along rights. A more detailed summary of the rights and restrictions attaching to the Class B Notes is provided in Appendix IV.

Detailed information on the Class B Notes will be set out in the Scheme Document.

5. Background to and reasons for the recommendation of the Offer

On 26 January 2007, the scheme to implement Charlie Holdco 4 Limited's offer for Countrywide lapsed. At the time the scheme lapsed, Charlie Holdco 4 Limited's offer valued each Countrywide Share at approximately 569 pence, comprising 490 pence in cash and 0.16518 Rightmove Shares (based on the

6. Recommendation

The Countrywide Directors, who have been so advised by Hawkpoint, consider the terms of the Offer to be fair and reasonable. In providing its advice, Hawkpoint has taken into account the Countrywide Directors' commercial assessments. Accordingly, the Countrywide Directors will unanimously recommend that Countrywide Shareholders vote in favour of the Proposals. Neither the Rightmove Sale Election, nor the Unlisted Securities Alternative, is the subject of a recommendation by the Countrywide Directors and Countrywide Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election or the Unlisted Securities Alternative.

7. Irrevocables; Letters of support

Each of the Countrywide Directors has irrevocably undertaken to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of their own beneficial holdings of Countrywide Shares which, in aggregate, total 524,728 Countrywide Shares. On the Reference Date, these irrevocable undertakings together related to approximately 0.3 per cent. of the existing issued share capital of Countrywide. All of these irrevocable undertakings will continue to be binding if a higher offer is made.

In addition, certain investors have delivered letters to Castle BidCo confirming their intention to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of, in aggregate, 40,633,008 Countrywide Shares. On the Reference Date, these statements of intention together related to approximately 23.78 per cent. of the existing issued share capital of Countrywide.

These statements of intent have been delivered by JANA Partners LLC (in respect of 9,564,200 shares), Boussard & Gavaudan Asset Management, LP (in respect of 8,273,390 shares), Seneca Capital Investments LLC (in respect of 4,690,000 shares), Scoggin Capital Management, L.P. II (in respect of 2,500,000 shares), ReachCapital Management LLC (in respect of 4,427,798 shares), Majedie Asset Management Limited (in respect of 9,437,872 shares) and Gracie Capital LP (in respect of 1,739,748 shares).

The statement of intent by Boussard & Gavaudan Asset Management, LP, which relates to 8,273,390 shares, is conditional upon the Offer valuing each Countrywide Share at a minimum amount of 590 pence, calculated using a price for Rightmove Shares equal to the volume weighted average price over the last full ten trading days before it is required to vote or accept the Offer. The statement is also based on the assumption that: (i) the Offer will grant Countrywide Shareholders a right to participate *pari passu* in all respects with Apollo in the Castle BidCo Group, subject to a maximum investment of £100 million; and (ii) investors in the Castle BidCo Group will share actual transaction costs at arm's length *pro rata* with Apollo.

Citadel Limited Partnership, which has a financial interest by way of a contract for differences in 3,500,000 Countrywide Shares, has also confirmed that it is currently supportive of the Offer. Citadel Limited Partnership does not, however, have control over the voting of such shares.

The letters of intention referred to above are non-binding. They do not prevent the relevant shareholder from modifying or withdrawing its support for the Offer in the event that a higher offer to acquire Countrywide is made or from transferring or disposing of its interests in the Countrywide Shares to which the letter relates.

8. Information on the Castle BidCo Group and Apollo

(a) Castle BidCo

Castle BidCo is a company newly-incorporated in the Cayman Islands that is resident in the UK for UK tax purposes. It has been formed on behalf of the Apollo Funds for the purpose of acquiring Countrywide. Castle BidCo is an indirect, wholly-owned subsidiary of Castle TopCo. Following completion of the Proposals, Castle BidCo will be indirectly owned by the Apollo Funds and those Countrywide Shareholders who have validly elected for the Unlisted Securities Alternative.

Castle BidCo has not traded since its date of incorporation nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

The directors of Castle BidCo will be Lukas Kolff and Tobias Habbig.

(b) Castle MidCo 1

Castle MidCo 1 is a company newly-incorporated in the Cayman Islands that is resident in the UK for UK tax

£31.9 million (2004: £52.6 million).

For the six months ended 30 June 2006, Countrywide reported turnover of £308.5 million (2005: £236.2 million), profit before tax of £62.8 million (2005: £3.5 million) and operating profit before exceptional items of £43.9 million (2005: £2.4 million).

11. Information on Countrywide (Current Trading and Prospects)

Trading for the year ended 31 December 2006 finished positively, with all of Countrywide's divisions performing strongly in the final months of the year.

The estate agency division has continued to see strong levels of activity, and the financial services division continues to perform well with good levels of financial services products sold. The lettings business also continues to deliver strong growth.

The surveying and valuation business continues to see a good level of mortgage survey and valuation instructions, with the ongoing rollout of the Enterprise system throughout Countrywide's surveyor network expected to deliver further productivity gains.

The Countrywide Property Lawyers division has continued to progress with further systems and IT enhancements expected to grow capacity and efficiency.

The Company is progressing the closure of Remortgage Conveyancing Matters ("RCM") and the disposal or, failing this, the closure of the Spanish operation, announced on 12 December 2006, both of which are at an early stage.

The Bank of England unexpectedly increased interest rates in January 2007, which may, particularly if followed by further increases in interest rates, reduce consumer confidence and cause housing market activity to slow down from current levels. Notwithstanding this, trading in 2007 to-date has been slightly ahead of the Directors' expectations, although the estate agency and lettings businesses both continue to report difficulty in securing new instructions in an increasingly competitive market place. Overall, the Directors continue to view the financial and trading prospects of Countrywide with confidence.

12. Information on Rightmove (General)

Rightmove is the operator of the "rightmove.co.uk" website, the UK's largest residential property portal which displays residential property for sale in the UK. Estate agents, property developers and rental agents pay fees for the right to display properties on the Rightmove website. The website offers home buyers a simple means of searching for a wide range of properties which suit their budget and specification within their targeted locality. Rightmove offers its customers a low-cost means of advertising their properties, which have traditionally been marketed via print-based classified advertising.

Founded by Countrywide in February 2000, Rightmove became a joint venture involving Halifax Estate Agencies, RSA and Connells in July 2000. Rightmove experienced rapid growth in its customer base and started charging third party estate agents to list their properties on the Rightmove website from January 2002. In March 2006, Rightmove was admitted to the Official List of the London Stock Exchange.

13. Information on Rightmove (Historical Financial Information)

For the year ended 31 December 2006, Rightmove reported revenues of £33.6 million (2005: £18.2 million), profit before tax of £7.3 million (2005: £5.5 million). As at 31 December 2006, Rightmove had net assets of £16.0 million (2005: £5.6 million).

The market capitalisation of Rightmove was £644 million as of the Reference Date.

14. Reasons for the Offer and future plans for Countrywide

Apollo has a strong track record of building businesses through strategic acquisitions and organic growth. Countrywide is the leading residential property services company operating within the UK market, with an unparalleled nationwide coverage and breadth of service offering. It successfully operates under a multi-brand business model, enjoying strong regional brand recognition.

Countrywide is led by a highly experienced and proven management team which has a credible track record for growing the company profitably and steering it through the UK property cycle. If the Proposals are

Options/awards not exercised will lapse following the Court's sanction of the Scheme.

(c) The 1996 SAYE

Options will become exercisable (if they are not already exercisable) in respect of all of the Countrywide Shares under option on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme. Options not exercised will lapse following the Court's sanction of the Scheme.

(d) The 2004 SAYE

Options will become exercisable (if they are not already exercisable) on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme.

Options may be exercised using accrued savings and interest due on the exercise date. It is not possible for optionholders to make additional savings contributions in advance of exercising their options in order to increase the number of Countrywide Shares over which they may exercise their options.

Optionholders who elect to exercise their options conditional on the Court's sanction of the Scheme will be entitled to receive a cash payment equal to the difference between the exercise price and the value of the Offer on the date the Court sanctions the Scheme, multiplied by the number of additional Countrywide Shares the optionholder could have acquired using regular monthly savings contributions which could have been made (plus applicable interest) between the date the Court sanctions the Scheme and six months from that date.

Options not exercised will lapse following the Court's sanction of the Scheme.

(e) The Employee Benefit Trust ("EBT")

To the extent that the EBT holds sufficient Countrywide Shares, such Countrywide Shares held by it will be used to satisfy the exercise of options and vesting of awards under some or all of the Countrywide Share Schemes.

(f) General

Where relevant, the terms of the Countrywide Share Schemes will be amended (subject to HMRC approval, where applicable) to facilitate the exercise of options/awards conditional on the Court's sanction of the Scheme.

17. Financing the Offer

The Cash Consideration will initially be financed using a combination of equity, shareholder loans and debt. Up to approximately £306 million will be provided by the Apollo Funds with the remainder, amounting to £600 million, funded by debt finance. The debt financing is expected to consist of: (i) £450 million senior secured notes, and £150 million senior unsecured notes, issued by Castle BidCo or (ii) £450 million of senior secured increasing rate loans, and £150 million of senior unsecured increasing rate loans, borrowed by Castle BidCo under bridge loan facilities. Castle BidCo will also enter into a £100 million senior secured revolving credit facility. A portion of this revolving credit facility may be utilised to pay certain costs associated with the Offer.

The financing under the bridge and revolving credit facilities has been arranged by Credit Suisse, Deutsche Bank and Goldman Sachs International and the initial lenders under such facilities will be Credit Suisse, London Branch, Deutsche Bank and Goldman Sachs Credit Partners L.P .

Financing arrangements may be changed or amended by Castle BidCo in its discretion to take advantage of what it perceives to be more favourable structures or terms over time.

Credit Suisse is satisfied that the necessary financial resources are available to Castle BidCo to satisfy the cash consideration due under the Offer in full. Full implementation of the Proposals would result in a maximum Cash Consideration of approximately £882 million being payable by Castle BidCo to Countrywide Shareholders (assuming exercise in full of all options under the Countrywide Share Schemes and no Class B Shares or Class B Notes being issued under the Unlisted Securities Alternative).

Further information on the financing of the Offer will be set out in the Scheme Document.

is anticipated that applications will be made to the UK Listing Authority for the listing of Countrywide Shares to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities immediately following the Scheme becoming effective.

(b) Anticipated Timetable

Countrywide anticipates that it will despatch the Scheme Document to Countrywide Shareholders and, for information only, to holders of options granted under the Countrywide Share Schemes within the next 28 days (or such later date as may be agreed with the Panel); that the Court Meeting and EGM will take place during April 2007; and subject to the Scheme becoming unconditional and effective in accordance with its terms, the Effective Date will occur in May 2007. The timing of events which relate to the implementation of the Scheme are, however, subject to the approval of the Court and is therefore subject to change. A full anticipated timetable will be set out in the Scheme Document.

If the Proposals do not become effective by 19 May 2007, the Proposals will lapse except where the approval of the Countrywide Shareholders at the Court Meeting and the EGM is obtained before this date, in which case the longstop date for the Proposals will be 31 August 2007 (or such later date (if any) as Castle BidCo and Countrywide may agree and, if appropriate, the Court may approve). Castle BidCo may also extend the longstop date, at its discretion, from 19 May 2007 to 31 August 2007 (or such later date (if any) as Castle BidCo and Countrywide may agree and, if appropriate, the Court may approve).

21. Overseas Shareholders

(a) General

Countrywide Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Rightmove Shares to which they are entitled under the Scheme or to participate in the Unlisted Securities Alternative. If a Countrywide Shareholder is in any doubt as to his eligibility to receive Rightmove Shares, or to participate in the Unlisted Securities Alternative, he should contact his independent professional adviser immediately.

The availability of the Offer, the Unlisted Securities Alternative and the Rightmove Sale Election to persons resident in, or citizens of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of each of the Countrywide Shareholders who are not resident in the UK to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Under the terms of the Scheme, Castle BidCo will have the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme where Castle BidCo believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements. In addition, where Castle TopCo believes that the exercise of the Unlisted Securities Alternative by any Scheme Shareholder may infringe applicable legal or regulatory requirements, or may result in a requirement for a registration under the US Securities Act, the US Exchange Act or any other securities laws of any state in the United States, Castle TopCo will have the right to deem that such Scheme Shareholder has not elected for the Unlisted Securities Alternative.

This Announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may be different from that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England.

(b) US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, no Rightmove Shares will be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, or who are US Persons or nominees who hold (or appear to Castle BidCo to hold) Countrywide Shares on behalf of US Persons and, accordingly, under the terms of the Scheme, such Countrywide

Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

24. Disclosure of interests

Save as set out below in respect of Deutsche Bank Group, neither Castle BidCo (nor any of its directors) nor, so far as Castle BidCo is aware, any person acting in concert with Castle BidCo, owns or controls any Countrywide Shares or Rightmove Shares or any securities convertible or exchangeable into Countrywide Shares or Rightmove Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Countrywide Shares or has entered into any derivatives referenced to Countrywide Shares or Rightmove Shares ("Relevant Securities") which remain outstanding, nor does any such person hold any short positions in relation to Relevant Securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Securities which may be an inducement to deal or refrain from dealing in such securities.

The interests of the Deutsche Bank Group consist of, as of 1 March 2007, a short position of 19,073 Countrywide Shares and a short position of 5,067 Rightmove Shares.

25. General

Pursuant to the Facilities Agreements, Castle BidCo has agreed not to amend, vary, supplement or waive any Condition (in a manner which would be materially prejudicial to the lenders) without the prior consent of the lenders.

The Offer will be subject to the requirements of the City Code and will be on the terms and subject to the Conditions set out herein and in Appendix I and to be set out in the Scheme Document. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the EGM and the expected timetable. It will be accompanied by Forms of Proxy for the Meetings, a Form of Election for the Rightmove Sale Election and a Form of Election for the Unlisted Securities Alternative.

In deciding whether or not to vote in favour of the Scheme in respect of their Countrywide Shares, Countrywide Shareholders should rely on the information contained in, and follow the procedures described in, the Scheme Document, the Forms of Proxy and the Forms of Election.

As at 7.00 a.m. (London time) on the Reference Date, Countrywide had 170,859,518 ordinary shares of 5 pence in issue (ISIN number GB00B00FQ060).

Enquiries

Credit Suisse (lead financial adviser and corporate broker to Apollo) Zachary Brech Gleeson Van Riet John Hannaford (Corporate Broking)	Telephone: +44 (0) 20 7888 8888
Deutsche Bank AG (joint financial adviser to Apollo) Sekhar Bahadur Nigel Meek Omar Faruqui	Telephone: +44 (0) 20 7545 8000
Goldman Sachs International (joint financial adviser to Apollo) Simon Dingemans Lorenzo Grabau Jonathan Sorrell	Telephone: +44 (0) 20 7774 1000
Countrywide Christopher Sporborg Grenville Turner Harry Hill	Telephone: +44 (0) 1376 533 700
Hawkpoint (financial adviser to Countrywide)	Telephone: +44 (0) 20 7665 4500

England.

The Rightmove Shares have not been and will not be registered under the US Securities Act or the securities laws of any state in the United States. Accordingly, US Persons will not be eligible to receive the Rightmove Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

The Unlisted Securities have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, notwithstanding the Unlisted Securities Alternative, all Countrywide Shareholders shall receive cash, and there shall be no issuance of Unlisted Securities to Countrywide Shareholders, unless Castle BidCo considers that they may be so issued pursuant to an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. Any such issue will be subject to the additional restrictions noted in paragraph 4.

No steps have been taken, nor will any be taken, to enable the Unlisted Securities to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the Unlisted Securities has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the Unlisted Securities may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

In accordance with normal United Kingdom market practice and subject to applicable regulatory requirements, Castle BidCo or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Countrywide Shares outside the United States, other than pursuant to the Offer. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Countrywide and certain plans and objectives of the boards of Countrywide and Castle BidCo with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Castle BidCo in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Countrywide and Castle BidCo believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Castle BidCo can give no assurance that such expectations will prove to have been correct and Countrywide and Castle BidCo therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

(iv) require any member of the Castle BidCo Group and/or of the Wider Countrywide Group to acquire or repay any shares or other securities in and/or indebtedness of any member of the Wider Countrywide Group;

(v) impose any material limitation on the ability of any member of the Castle BidCo Group and/or of the Wider Countrywide Group to integrate or co-ordinate its business, or any material part of it, with the business of any member of the Wider Countrywide Group or of the Castle BidCo Group respectively; or

(vi) otherwise materially adversely affect any or all of the businesses, assets, financial or trading position, profits or prospects of any member of the Wider Countrywide Group,

and all applicable waiting and other time periods during which any Relevant Authority could institute, implement or thereafter take any such action, proceedings, suit, investigation, enquiry or reference or otherwise intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(b) all authorisations, orders, grants, recognitions, confirmations, licences, certificates, consents, clearances, permissions and approvals (**"authorisations"**) reasonably deemed necessary or appropriate by Castle BidCo in any jurisdiction for or in respect of the Proposals or the acquisition or proposed acquisition by Castle BidCo of any shares or other securities in, or control of, Countrywide or the carrying on by any member of the Wider Countrywide Group of its business or in relation to the affairs of any member of the Wider Countrywide Group having been obtained in terms and in a form reasonably satisfactory to Castle BidCo from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Countrywide Group has entered into contractual arrangements and all such authorisations remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke, suspend, restrict or amend or not to renew the same at the Effective Date and all necessary filings and applications having been made and all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case as may be necessary in connection with the Proposals and their implementation or the acquisition or proposed acquisition by Castle BidCo of any shares or other securities in, or control of, Countrywide or any member of the Wider Countrywide Group;

(c) except as publicly announced by Countrywide through a Regulatory Information Service (an "**RIS**") or as otherwise disclosed in writing to Castle BidCo or its advisers prior to 5.30pm on 1 March 2007, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Countrywide Group is a party or by or to which any such member or any of its respective assets is or are or may be bound, entitled or subject or any circumstance which, in consequence of the making of the Offer or implementation of the Proposals or the proposed acquisition of any shares or other securities in, or control of, Countrywide by Castle BidCo or because of a change in the control or management of Countrywide or otherwise, would or could reasonably be expected to result in (to an extent which is material in the context of the Wider Countrywide Group taken as a whole):

(i) any indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Countrywide Group (which is not already repayable on demand) being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Countrywide Group or any such security (whenever created, arising or having arisen) being enforced or becoming enforceable;

arrangement in respect of itself or another member of the Wider Countrywide Group which in each case would be material in the context of the Wider Countrywide Group taken as a whole;

(iv) acquired or disposed of or transferred (other than in the ordinary course of business) or mortgaged, charged or encumbered any assets or shares or any right, title or interest in any assets or shares (other than in the ordinary course of business) or authorised the same or entered into, varied or terminated or authorised, proposed or announced its intention to enter into, vary, terminate or authorise any agreement, arrangement, contract, transaction or commitment (other than in the ordinary course of business and whether in respect of capital expenditure or otherwise) which is of a loss-making, long-term or unusual or onerous nature or magnitude, or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case which is material in the context of the Wider Countrywide Group taken as a whole;

(v) redeemed, purchased, repaid or reduced or proposed the redemption, purchase, repayment or reduction of any part of its share capital or any other securities;

(vi) save as between Countrywide and its wholly-owned subsidiaries, effected, authorised, proposed or announced its intention to propose any change in its share or loan capital;

(vii) issued, authorised or proposed the issue of or made any change in or to any debentures, or (other than in the ordinary course of business) incurred or increased any indebtedness or liability, actual or contingent, which is material in the context of the Wider Countrywide Group taken as a whole;

(viii) taken or proposed any corporate action or had any proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution, striking-off or reorganisation or for the appointment of a receiver, administrator (including the filing of any administration application, notice of intention to appoint an administrator or notice of appointment of an administrator), administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction;

(ix) entered into any contract, transaction or arrangement which is or would be materially restrictive on the business of any member of the Wider Countrywide Group or the Castle BidCo Group or which involves or might reasonably be expected to involve obligations which would or might reasonably be expected to be so restrictive;

(x) entered into any agreement, contract, transaction, arrangement or commitment (other than in the ordinary course of business) which is material in the context of the Wider Countrywide Group taken as a whole;

(xi) been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business or proposed or entered into any composition or voluntary arrangement with its creditors (or any class of them) or the filing at court of documentation in order to obtain a moratorium prior to a voluntary arrangement or, by reason of actual or anticipated financial difficulties, commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(xii) save in relation to any amendments to the Countrywide Share Schemes described in this Announcement made, or announced any proposal to make, any change or addition to any retirement, death or disability benefit or any other employment-related benefit of or in respect of any of its directors, employees, former directors or former employees;

(xiii) made or consented to any material change to the terms of the trust deeds or rules

Castle BidCo not having discovered:

(i) that any financial, business or other information concerning Countrywide or the Wider Countrywide Group which is contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Countrywide Group either publicly or in the context of the Offer contains a material misrepresentation of fact which has not, prior to 1 March 2007 been corrected by public announcement through an RIS or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii) any information which materially affects the import of any such information as is mentioned in sub-paragraph (i) above; or

(iii) that any member of the Wider Countrywide Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Countrywide for the financial year ended 31 December 2005 or the consolidated interim results of Countrywide for the six months ended 30 June 2006 which is material in the context of the Wider Countrywide Group taken as a whole;

(g) save as disclosed by or on behalf of Countrywide to Castle BidCo or its advisers in writing prior to 5.30pm on 1 March 2007, Castle BidCo not having discovered that:

(i) there has been a disposal, spillage or leakage of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or there has been an emission or discharge of any waste or hazardous substance or any substance likely to impair the environment or harm human health from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Countrywide Group which would be reasonably likely to give rise to any liability (whether actual or contingent, civil or criminal) or cost on the part of any member of the Wider Countrywide Group which is material in the context of the Wider Countrywide Group taken as a whole;

(ii) any past or present member of the Wider Countrywide Group has failed to comply with any and/or all applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance reasonably likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any member of the Wider Countrywide Group with any such legislation or regulations, and wherever the same may have taken place) any of which use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent, civil or criminal) or cost on the part of any member of the Wider Countrywide Group which is material in the context of the Wider Countrywide Group taken as a whole;

(iii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) on any past or present member of the Wider Countrywide Group to make good, alter, improve, repair, reinstate, clean up or otherwise assume responsibility for any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Countrywide Group, under any environmental legislation, regulation, notice, circular or order or any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the Wider Countrywide Group taken as a whole;

(iv) circumstances exist whereby a person or class of persons would be reasonably likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any

Appendix II

BASES AND SOURCES OF INFORMATION

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this Announcement:

1. Information relating to Countrywide has been extracted from the relevant published audited reports and accounts of Countrywide.

2. Information relating to Castle BidCo, Castle MidCo 1 and Castle TopCo has been provided by persons duly authorised by the board of directors of Castle BidCo, Castle MidCo 1 and Castle TopCo respectively.

3. Information relating to Apollo has been extracted from published sources and provided by persons duly authorised by Apollo.

4. Information relating to Rightmove in respect of the year ended 31 December 2006 has been extracted without material adjustment from Rightmove's preliminary results for the year ended 31 December 2006.

5. The value of the entire issued ordinary share capital of Countrywide is based on 170,859,518 Countrywide Shares in issue at the date of this Announcement.

6. The maximum cash consideration payable under the Proposals is based on 170,859,518 Countrywide Shares in issue and no more than 2,094,569 "in the money" employee share options outstanding over Countrywide Shares at the date of this Announcement and which are expected to become exercisable as a consequence of the Scheme.

7. Unless otherwise stated, all prices quoted for shares are Closing Prices.

Articles or any legal or regulatory restriction or by the terms of any of the Castle BidCo Group's financing documents in respect of the Offer or (in the case of the making or payment of such distribution) if Castle TopCo has insufficient available cashflows for that purpose.

4. Liquidation or sale of Castle TopCo

On: (i) a liquidation, dissolution or winding-up of Castle TopCo, or return of capital by Castle TopCo; (ii) the consolidation of Castle TopCo with, or the merger of Castle TopCo into, any other person; or (iii) the sale of the entire issued share capital of Castle TopCo in a single transaction or a series of related transactions, the assets of Castle TopCo available for distribution or, as appropriate, the consideration payable to the shareholders in respect of the transaction (or series of related transactions), shall be distributed *pro rata* to the amounts paid up on those shares.

5. Transfer of Class A Shares and Class B Shares

5.1 Class A Shares

The Class A Shares shall be freely transferable (subject to the rights of the Class B Shareholders to tag-along as described in paragraph 10 of this Appendix III).

5.2 Class B Shares (general restrictions)

The Class B Shares shall be freely transferable provided that the Class B Shares may not, without the prior approval of Castle TopCo, be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person, or in any other manner whatsoever, as a result of which a registration under the US Securities Act or the US Exchange Act would be required, including any transfer that would result in there being 300 or more US Holders of Class B Shares. For the purposes of administering the foregoing, any transfer to a US Holder shall require the prior approval of the Castle TopCo Board (which approval the Castle TopCo Board intends to grant unless, as a result of the transfer, registration under the US Securities Act or the US Exchange Act would be required).

The Castle TopCo Board may require the transferor and/or the transferee to provide such legal opinions and documents as are relevant to its consideration of any transfer as well as an indemnity to Castle TopCo (on terms to be approved by the Castle TopCo Board) in respect of any losses suffered by Castle TopCo as a result of any transfer being implemented in breach of the transfer restrictions above. The Castle TopCo Board may also require the transferring shareholder to provide to Castle TopCo such documentation and other evidence as is necessary to demonstrate to the Castle TopCo Board that a proposed transfer of the Class B Shares can be effected in compliance with the transfer restrictions.

5.3 Class B Shares (stapling with Class B Notes)

Subject to the exceptions applicable on exercise of drag-along rights or tag-along rights (as described in paragraphs 9 and 10 of this Appendix III respectively), a Class B Shareholder may only transfer a portion (being the "relevant portion") of its holding of Class B Shares if it also transfers the relevant portion of its holding of Class B Notes to the same transferee in the same transaction.

5.4 Class B Shares (right of last offer)

If a holder of Class B Shares proposes to sell, in a transaction or series of related transactions, Class B Shares representing 5 per cent. or more of the number of Class B Shares then in issue to a third party, then the Class A Shareholders shall have the right to acquire such Class B Shares on the same terms and for the same purchase price as the proposed sale to the third party. This provision shall not apply: (i) if and to the extent that the proposed sale of Class B Shares is being made pursuant to the exercise of any drag-along right or tag-along right (as described in paragraphs 9 and 10 of this Appendix III); or (ii) following a listing or other public offering of the Class B Shares.

5.5 General provisions

Any purported transfer made in breach of the above restrictions shall be void *ab initio*.

The restrictions applying to the Class B Shares under this paragraph 5 may be disapplied by resolution of the Castle TopCo Board.

A Shareholders will transfer Class A Shares pursuant to such transaction(s).

9.2 Effect of drag-along rights on Class B Shares

If there is any continuing obligation in relation to the Class A Shares and the Class B Shares at the time of such transfer transaction(s), such continuing obligation may, in respect of the obligation attaching to Class B Shares, be satisfied by Castle TopCo retaining all or part of the consideration due to the transferring Class B Shareholders and, in respect of the obligation attaching to Class A Shares, may be satisfied either by covenant, indemnity or by Castle TopCo retaining all or part of the consideration due to the transferring Class A Shareholders, provided that the covenant or indemnity amount and any related terms are the same, on a per share basis, as any retention of consideration from Class B Shareholders in connection with such transfer.

Where drag-along rights are exercised pursuant to this paragraph:

(i) any condition or restriction that may be imposed with respect to (and any rights attaching to) the Class A Shares or Class A Shareholders shall apply equally to the Class B Shares or Class B Shareholders (as the case may be);

(ii) without prejudice to the generality of the foregoing paragraph (i) and notwithstanding the restrictions in paragraph 5 of this Appendix III, the relevant portion of Class B Shares shall be transferred to the relevant third party without the Class B Shareholder being required to transfer any Class B Notes to such third party if, as part of the relevant transaction (or series of transactions), the relevant holders of the Class A Shares transfer Class A Shares without transferring any Class A Notes; and

(iii) any costs and expenses attributable to the relevant transaction (or series of transactions) will be apportioned *pro rata* amongst participating shareholders.

9.3 Obligations of Class B Shareholders in connection with drag-along transactions

The Class B Shareholders shall be required to consent to any transaction in respect of which drag-along rights are being exercised and each Class B Shareholder shall waive any dissentient or similar rights it has in connection with such proposed transaction (or series of transactions).

9.4 Cessation of drag-along rights

Drag-along rights shall cease to apply following a listing or other public offering and shall cease to apply to Class B Shares which are the subject of a sale pursuant to the exercise of drag-along rights in accordance with this paragraph 9.

9.5 Drag-along rights (general)

The drag-along provisions shall, if the Apollo Funds so determine, take precedence over the tag-along provisions if both the drag-along and tag-along provisions apply to the same transaction (or series of transactions).

10. Tag-along by Class B Shares

10.1 Application of tag-along rights

If the Class A Shareholders wish to transfer any Class A Shares to a third party (who is not affiliated with the Apollo Funds) representing 3 per cent. or more of the issued Class A Shares in a single transaction (or a series of related transactions), then each Class B Shareholder shall have the right to transfer the same proportion of its holding of Class B Shares to the third party on terms and conditions which are no less favourable in the aggregate (including as to the value of the consideration) than those terms and conditions on which the Class A Shareholders will transfer Class A Shares pursuant to such transaction(s).

The foregoing tag-along rights shall not apply to: (i) disposals to investors in Apollo investment vehicles or to Apollo employees, partners and consultants without consideration; or (ii) disposals to investors in Apollo investment vehicles or Apollo employees, partners and consultants for value within 90 days of the Proposals being effected.

10.2 Effect of tag-along rights on Class B Shares

If there is any continuing obligation in relation to the Class A Shares and the Class B Shares at the time of

In addition, the Class B Shareholders are entitled to nominate a person to be the independent director, rather than the person nominated by the Castle TopCo Board. A resolution to appoint a person nominated by Class B Shareholders will be put to the Class B Shareholders if such person obtains a nomination of not less than 30 per cent. of the issued Class B Shares. That person will be appointed as the independent director if the appointment of the person nominated by the Castle TopCo Board to be the independent director is not ratified by the Class B Shareholders and the ordinary resolution to appoint the person nominated by the Class B Shareholders is then passed by the Class B Shareholders.

If the office of independent director is vacant for more than 30 days, then shareholders holding not less than 30 per cent. of the aggregate nominal value of the issued Class B Shares may serve notice on Castle TopCo nominating a person as the independent director. In that event, the Castle TopCo Board shall be required to propose a resolution to appoint such person as independent director for consideration by the holders of Class B Shares within 60 days of receipt of the notice.

A person may not be appointed as the independent director as contemplated by this paragraph 12 if he or she is a US citizen or resident.

13. Approval of affiliate transactions

Any affiliate transaction proposed to be entered into by Castle TopCo involving consideration in excess of £15 million or the purchase of assets comprising an ongoing business shall require the approval of the Class B Shareholders. Any affiliate transaction involving consideration less than £15 million or not involving the purchase of assets comprising an ongoing business shall require the approval either of the Class B Shareholders or the independent director.

For this purpose, an "affiliate transaction" shall be any transaction between Castle TopCo on the one hand and either of the Apollo Funds (or their respective affiliates) on the other hand but only if and for so long as the Apollo Funds (or their respective affiliates) own Class A Shares representing not less than 30 per cent. of the aggregate nominal value of the issued Class A Shares and Class B Shares.

The following shall not constitute an affiliate transaction: (i) any transaction to which drag-along rights or tag-along rights apply in accordance with paragraphs 9 and 10 of this Appendix III respectively; (ii) any transaction in respect of which comparable participation is or will be offered to all holders of Class A Shares and Class B Shares on a *pro rata* basis (adjusted to reflect the differences between the classes of share); (iii) the letter delivered to the Apollo Funds in connection with the Proposals to support venture capital operating company (or VCOC) status; and (iv) the Management Fee Agreement entered into in connection with the Proposals.

14. Listing

The Class B Shares will not be listed except that, with effect from the fifth anniversary of closing of the Offer, holders of more than 50 per cent. of the aggregate nominal value of issued Class B Shares may serve notice (a "listing notice") on Castle TopCo to request a listing of the Class B Shares on a recognised investment exchange.

Following service of a listing notice the Castle TopCo Board shall use reasonable endeavours to procure a listing of the Class B Shares on a recognised investment exchange within Europe as soon as practicable thereafter. Such recognised investment exchange shall be selected by the Castle TopCo Board, in consultation with an independent investment bank, with a view to providing liquidity to the Class B Shares. In connection with any listing, Castle TopCo shall use reasonable endeavours to support such listing, including endeavours in connection with any roadshow related to the Class B Shares, to the extent practicable.

The Castle TopCo Board shall not be obliged to seek a listing of the Class B Shares if: (i) the Castle TopCo Board determines that Class B Shares with a value (determined by an independent investment banking firm) of less than £50 million are in issue, excluding any such shares held by the Apollo Funds and their respective affiliates; or (ii) such listing cannot be implemented without there being a requirement for registration under the US Securities Act or the US Exchange Act. In addition, the Castle TopCo Board may delay the listing for up to 180 days if, in considering their fiduciary duties, the directors of Castle TopCo consider it inadvisable or inexpedient to effect such a listing without delay.

If at the time a listing notice is delivered to Castle TopCo, the Class B Shares and the Class B Notes are still subject to the stapling restrictions set out in paragraph 5.3 of this Appendix III, the obligation to list the Class B

Appendix IV

DESCRIPTION OF RIGHTS ATTACHING TO NOTES

1. Issuer

Class A Notes and Class B Notes will be issued by Castle MidCo 1 or another subsidiary undertaking of Castle TopCo.

2. Guarantors

Neither the Class A Notes nor the Class B Notes will be guaranteed by any member of the Castle BidCo Group or any other person.

3. Notes to be issued

The Notes will be comprised of an aggregate principal amount of approximately £270,000,000 unsecured fixed rate notes in two tranches: (i) Class A Notes to be issued to or at the direction of the Apollo Funds; and (ii) Class B Notes to be issued to Countrywide Shareholders who make a valid election under the Unlisted Securities Alternative.

To the extent that Countrywide Shareholders do not elect to receive all of the Class B Notes available under the terms of the Offer or Class B Notes are not issued in accordance with the terms of the Offer, further Class A Notes will be issued to or at the direction of the Apollo Funds.

The Notes will be issued in registered form in amounts and integral multiples of £1.

4. Listing

The Class A Notes may be listed on the Luxembourg Stock Exchange following closing of the Offer.

Except in the circumstances described in paragraph 14 of Appendix III, the Class B Notes will not be listed (as defined in Appendix III).

In addition to the terms applicable to the Class A Notes and the Class B Notes set out in this Appendix IV, the Class A Notes may contain such other terms as are required to ensure that the Class A Notes comply with the listing requirements of the Luxembourg Stock Exchange.

5. Price

Class A Notes shall be issued for cash at nominal value.

Class B Notes shall be issued in consideration of the cancellation of Scheme Shares under the terms of the Offer.

6. Currency

The Notes will be denominated in Sterling.

7. Ranking

The Notes will be unsecured and subordinated in right of payment to all existing and future unsubordinated indebtedness of the Issuer and its subsidiaries, including all indebtedness under the acquisition financing facilities. The Notes of each of the Class A Notes and the Class B Notes shall rank *pari passu* and without preference amongst themselves and the Class A Notes shall rank *pari passu* with the Class B Notes.

8. Security

The Notes will be unsecured notes.

9. Issue Date

respect thereto.

17. Right of last offer

For so long as a Class B Note may only be transferred together with the relevant portion of Class B Shares, the transfer of such Class B Note will be subject to a right of last offer on the same terms as the right of last offer relating to the Class B Shares (as described in paragraph 5.4 of Appendix III).

18. Drag-along rights

The Class B Notes shall be subject to similar drag-along rights as apply to the Class B Shares (see paragraph 9 of Appendix III for a description of such rights) such that, if holders of the Class A Notes wish to transfer to a third party (who is not affiliated with the Apollo Funds) 20 per cent. or more of the issued Class A Notes in a single transaction (or a series of related transactions), then such holders shall be entitled to require each Class B Noteholder to transfer the same proportion of its holding of Class B Notes to the third party on terms and conditions which are no less favourable in the aggregate (including as to the value of the consideration) than those terms and conditions on which the Class A Noteholders will transfer Class A Notes pursuant to such transaction(s).

Where drag-along applies, the relevant portion of Class B Notes shall be transferred to the relevant third party without the Class B Noteholder being required to transfer any Class B Shares in Castle HoldCo to such third party if and to the extent that, as part of the relevant transaction (or series of transactions), the relevant holders of the Class A Notes transfer Class A Notes without transferring any Class A Shares in Castle TopCo. Any Class B Note which is the subject of such a transfer shall continue to be transferable in accordance with the terms described in this Appendix IV, save that it will no longer be a requirement of transfer for the holder to transfer such Class B Note together with a relevant portion of Class B Shares.

The drag-along provisions shall, if the holders of a majority of the Class A Notes so determine, take precedence over the tag-along provisions if both the drag-along and tag-along provisions apply to the same transaction (or series of transactions).

19. Tag-along rights

The Class B Notes shall be subject to similar tag-along rights as apply to the Class B Shares (see paragraph 10 of Appendix III for a description of such rights) such that, if the Class A Noteholders wish to transfer to a third party (who is not affiliated with the Apollo Funds) 3 per cent. or more of the issued Class A Notes in a single transaction (or a series of related transactions), then each Class B Noteholder shall have the right to transfer the same proportion of its holding of Class B Notes to the third party on terms and conditions which are no less favourable in the aggregate (including as to the value of the consideration) than those terms and conditions on which the Class A Noteholders will transfer Class A Notes pursuant to such transaction(s).

Where tag-along rights are exercised the relevant portion of Class B Notes shall be transferred to the relevant third party without the Class B Noteholder being required to transfer any Class B Shares in Castle TopCo to such third party if and to the extent that, as part of the relevant transaction (or series of transactions), the relevant holders of the Class A Notes transfer Class A Notes without transferring any Class A Shares in Castle TopCo. Any Class B Note which is the subject of such a transfer shall continue to be transferable in accordance with the terms described in this Appendix IV, save that it will no longer be a requirement of transfer for the holder to transfer such Class B Note together with a relevant portion of Class B Shares.

20. Covenants

The Notes will contain no financial covenants.

21. Events of default

The Notes will contain customary events of default in relation to: (i) non-payment of any amount of interest, principal or premium; (ii) a material breach of covenant; and (iii) insolvency-related events.

22. Enforcement of rights

Appendix V

DEFINITIONS

The following definitions apply throughout this Announcement unless the context requires otherwise.

"3i Funds"	3i Europartners Va LP and 3i Europartners Vb LP;
"3i Investors"	3i Funds, 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buyouts 2006-08B LP, 3i Pan European Buyouts 2006-2008C LP, 3i Parallel Ventures LP, the Co-investment Plan, Pan European Buyouts Co-Invest 2006-08 LP, 3i Pan European Buyouts Co-Invest 2006-08 FCPR, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP and 3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP);
"3i"	3i Investments plc;
"Apollo"	Apollo Management, L.P.;
"Apollo Funds"	AIF VI Euro Holdings, L.P. and AAA Investments, L.P.;
"Articles"	articles of association;
"Board"	the full board of Countrywide Directors as of the date of this Announcement;
"Business Day"	a day (excluding Saturdays, Sundays and UK public holidays) on which banks in London are generally open for business in the City of London;
"Cash Consideration"	the cash consideration due to Scheme Shareholders under the basic terms of the Offer (that is, excluding any cash consideration which may be due to such shareholder pursuant to an election to participate in the Rightmove Sale Election);
"Castle BidCo"	Castle HoldCo 4, Ltd., an exempted company incorporated in the Cayman Islands with registered number WK-182043 and having its registered office at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands;
"Castle BidCo Group"	Castle TopCo and its subsidiary undertakings;
"Castle MidCo 1"	Castle HoldCo 2, Ltd., an exempted company incorporated in the Cayman Islands with registered number WK-182041 and having its registered office at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands;
"Castle TopCo"	Castle HoldCo 1, Ltd., an exempted company incorporated in the Cayman Islands with registered number WK-182042 and having its registered office at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands;
"Castle TopCo Articles"	the articles of association of Castle TopCo;
"Castle TopCo Board"	the board of directors of Castle TopCo;
"City Code"	the City Code on Takeovers and Mergers;
"Class A Notes"	the unlisted class A loan notes issued or to be issued by Castle MidCo 1 (or another subsidiary undertaking of Castle TopCo) to (or at the direction of) the Apollo Funds, and "Class A Noteholders" shall be construed accordingly;
"Class A Shares"	the unlisted class A shares issued or to be issued by Castle TopCo to (or at the direction of) the Apollo Funds, and "Class A Shareholders" shall be

	Corporation Limited dated 21 January 1992;
"Facilities Agreements"	the facilities agreements entered into between members of the Castle BidCo Group (as borrowers) and Credit Suisse, London Branch, Deutsche Bank and Goldman Sachs Credit Partners L.P. (as lenders) in respect of the debt financing for the Proposals, details of which will be set out in the Scheme Document;
"Forms of Election"	the form of election for use in electing for the Rightmove Sale Election and the form of election for use in electing for the Unlisted Securities Alternative and "Form of Election" means either of them;
"Forms of Proxy"	the form of proxy for use at the Court Meeting and the form of proxy for use at the EGM and "Form of Proxy" means either of them;
"FSMA 2000"	the Financial Services and Markets Act 2000, as amended;
"Hawkpoint"	Hawkpoint Partners Limited;
"HMRC"	Her Majesty's Revenue & Customs;
"holder"	a registered holder, including any person entitled by transmission;
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under FSMA 2000;
"London Stock Exchange"	The London Stock Exchange plc;
"Management Fee Agreement"	a management fee agreement to be entered into between the Apollo Funds (or their affiliates) (as service providers) and members of the Castle BidCo Group (as service recipients) which shall provide for an upfront fee of 1 per cent. of the equity funding committed by the Apollo Funds in connection with the Offer and an ongoing management fee of £1.5 million per annum;
"Meetings"	the Court Meeting and/or the EGM as the case may be;
"Non-Executive Directors"	the non-executive directors of Countrywide, being Christopher H Sporborg CBE, Andrew J Brown, Michael J Gordon and Peter W Mason;
"Notes"	means the Class A Notes and the Class B Notes;
"Offer"	the recommended offer of 510 pence in cash and 0.16487 Rightmove Shares for each Scheme Share made by Castle BidCo to Scheme Shareholders and, where the context so requires, any subsequent revision, variation, extension or renewal thereof;
"Official List"	the Official List of the UK Listing Authority;
"Overseas Shareholders"	Countrywide Shareholders (or nominees of, or custodians or trustees for, Countrywide Shareholders) not resident in or citizens of the United Kingdom;
"Panel"	the Panel on Takeovers and Mergers;
"pounds" or "£"	UK pounds sterling, the lawful currency of the UK;
"Proposals"	the Scheme and the other matters to be considered at the Meetings;
"recognised investment exchange"	has the meaning given in section 285 of FSMA 2000;
"Reduction Court Hearing"	the hearing at which the Court's confirmation of the Reduction of Capital will be sought;
"Reduction Court Order"	the order of the Court confirming under section 137 of the Act the Reduction of Capital;
"Reduction of Capital"	the reduction of Countrywide's share capital pursuant to section 135 of the Act, involving the cancellation and extinguishing of the Scheme Shares provided for by the Scheme;

	Bonus Scheme;
"the 1995 ESOS"	the Countrywide Assured Group plc Executive Share Option Scheme (1995);
"the 1996 ESOS"	the Countrywide Assured Group plc Executive Share Option Scheme (1996);
"the 2006 PSP"	the Countrywide 2006 Performance Share Plan (2006);
"the 1996 SAYE"	the Countrywide Assured Group plc Savings Related Share Option Scheme (1996);
"the 2004 SAYE"	the Countrywide Sharesave Plan (2004);
"Transaction Agreement"	the transaction agreement dated on or about the date of this Announcement between Countrywide and Castle BidCo pursuant to which, amongst other things, the parties have agreed to implement the Scheme;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of FSMA 2000 (as amended);
"Unlisted Securities"	the Class B Shares and the Class B Notes and "Unlisted Security" means either of them;
"Unlisted Securities Alternative"	the facility whereby Countrywide Shareholders may elect to receive a combination of Class B Shares and Class B Notes *in lieu* of all or part of the Cash Consideration;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US Exchange Act"	US Securities Exchange Act of 1934, as amended and rules and regulations thereunder;
"US Holder"	a holder of the applicable security who is resident in the United States, where securities held of record by persons resident in the United States shall be determined as provided in Rule 12g5-1 of the US Exchange Act, except that securities held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers resident in the United States shall be counted as held in the United States by the number of separate accounts for which the securities are held;
"US Person"	a US Person as defined in Regulation S under the US Securities Act and any nominee thereof;
"US Securities Act"	US Securities Act of 1933, as amended and rules and regulations thereunder;
"Voting Record Time"	the time and date fixed by the Court and Countrywide for determining the entitlement to vote, respectively, at the Court Meeting and the EGM, as will be set out in the notices thereof; and
"Wider Countrywide Group"	the Countrywide Group and its subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or persons in which the Countrywide Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

CA070610082

END

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	07:00 17-Jan-07
Number	6398P

RNS Number:6398P
Countrywide PLC
17 January 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

Embargoed for release at 7.00 a.m. 17 January 2007

COUNTRYWIDE PLC ("COUNTRYWIDE") - LETTER TO SHAREHOLDERS

The following is the full text of a letter sent to Shareholders today by Christopher Sporborg:

"Dear Shareholder,

Further to the announcements on 15 January 2007 concerning the adjournment of the Court Meeting and the EGM, I am now writing to you to set out the following:

- why we acceded to 3i's request to adjourn the Court Meeting and the EGM;
- a number of points of clarification which the Independent Directors feel it is appropriate to make following some of the views and opinions that have been expressed to them by certain Shareholders, particularly in relation to the future of Countrywide should the Scheme fail;
- the times and dates for the Reconvened Court Meeting and the Reconvened EGM; and
- the action to be taken by Shareholders.

The Proposals now value each Countrywide Share at 568.7 pence, based on the Closing Price of a Rightmove Share of 476.5 pence on 15 January 2007, the last practicable Business Day prior to the date of this letter. This represents a premium of:

- 35.7 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide; and

- 23.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide.

The Court Meeting and the EGM were adjourned at the request of 3i, following their indication to the Independent Directors that they wished to hold further consultations with Countrywide's significant Shareholders. Given the importance of ensuring that the outcome of the Court Meeting and the EGM fairly reflected the wishes of Shareholders, the Independent Directors proposed and obtained adjournments of the Court Meeting and the EGM on 15 January 2007.

The Independent Directors continue to recommend unanimously that Shareholders vote in favour of the resolutions to be proposed at the Reconvened Court Meeting and the Reconvened EGM required to implement the Scheme and your attention is drawn to the recommendation set out below. Further, the Independent Directors would like to reiterate that no potential competing offer for the Company has been made and they are not aware of any other parties that are currently contemplating making a competing offer for Countrywide.

If the Scheme was to fail, the Board of Countrywide would need to give very careful consideration to the implications of that result. However, in the context of such an outcome, the Independent Directors believe it is important to make the following points:

- Return of Capital: the Independent Directors would support the payment of an appropriate final dividend to Shareholders in respect of the year ended 31 December 2006, in line with Countrywide's stated dividend policy, taking proper account of the strength of trading in 2006 and the level of the Company's cash balances not required within the business.

  However, the Independent Directors (who currently comprise the majority of the Directors of Countrywide) would not support a leveraging of

Countrywide's balance sheet to return further cash to Shareholders in the immediate future. In reaching this view, the Independent Directors have taken account of a number of factors including, in particular, the:

- current uncertainty over the outlook for the UK housing market caused by the unexpected increase in UK interest rates last week and speculation that the peak in UK interest rates may now be higher than previously thought;
- current difficulties in acquiring sufficient quality of stock of house sale instructions;
- operational gearing of the business;
- significant working capital outflow which Countrywide experiences in the first few months of the year; and
- Board's previous experience of undertaking such an exercise.

- Rightmove Stake: the Board of Countrywide will continue to give careful thought to the merits of retaining, placing or distributing Countrywide's 21.5 per cent. stake in Rightmove. I can confirm that, prior to the approach from 3i, the Board's view was that the stake in Rightmove should be retained by Countrywide, for the time being, as it represented an attractive strategic stake in a business involved in an increasingly important area of the estate agency market and with which Countrywide has a close and on-going relationship.

  However, the position was to be kept under review in the context of the absolute value of Rightmove relative to Countrywide and the extent to which the Board believed that the value of Countrywide's holding in Rightmove was being fairly reflected in Countrywide's market capitalisation.

- Board Composition: as intended, Grenville Turner took over the role of Group Managing Director from Harry Hill on 1 January 2007. Harry Hill remains an executive director of Countrywide. The Independent Directors are determined to give full support to Grenville as he takes on the leadership of the Group.

  Prior to the approach from 3i, it had been the Board's intention, as announced on 25 July 2006, that Harry Hill should succeed me as

non-executive Chairman following my impending retirement. The Independent Directors who sit on the Nominations Committee have indicated that they believe that the new Chairman should be non-executive, in line with good corporate governance practice. If the Scheme was to fail, the Nominations Committee, which currently comprises myself, Harry Hill, Mike Gordon and Andrew Brown, would need to consider further who they believe is the most appropriate candidate to recommend to the Board as Chairman.

Reconvened Court Meeting and Reconvened EGM

Following their respective adjournments on Monday 15 January 2007, the Court Meeting and EGM have been reconvened as follows:

- the adjourned Court Meeting has been reconvened for 10.30 a.m. on Friday 26 January 2007 at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA (the "Reconvened Court Meeting"); and

- the adjourned EGM has been reconvened for 10.40 a.m. on Friday 26 January 2007 (or as soon thereafter as the adjourned Court Meeting has been concluded or further adjourned) (the "Reconvened EGM") (the Reconvened Court Meeting and the Reconvened EGM, being together the "Reconvened Meetings").

Notices for the Meetings were set out in the Scheme Document dated 21 December 2006. No business may be transacted at the Reconvened Meetings other than the business which might properly have been transacted at the Meetings had the adjournments not taken place.

Save as set out below, all holders of Countrywide Shares whose names appear on the register of members of Countrywide at 6.00 p.m. on 24 January 2007, or, if either the Court Meeting or EGM is further adjourned, on the register of members at 6.00 p.m. on the date falling two days before the date set for the adjourned Meetings, will be entitled to attend and vote at the relevant Meeting in respect of the number of Countrywide Shares registered in their names at the relevant time.

If you have already submitted Forms of Proxy for either Meeting and do not wish to change your voting instructions on the resolutions proposed, you need take no further action as your original Forms of Proxy will continue to be valid in respect of the relevant Reconvened Meeting. If you have voted and now wish to change your voting instructions, you should complete and return the new Forms of Proxy, which will supersede any previous Forms of Proxy you have submitted. Please see the "Action to be taken" section below and in Appendix I to this letter.

None of the Management Shareholders, members of the Charlie Holdco Group, the 3i Investors nor any person acting in concert with Charlie Holdco 4 who is a holder of Countrywide Shares is entitled to vote at the Reconvened Court Meeting, given their interests in the Proposals.

All Countrywide Shareholders will be entitled to vote on the special resolution to be proposed at the Reconvened EGM, including the Management Shareholders. All Countrywide Shareholders (other than the Management Shareholders and their connected persons) will be entitled to vote on the ordinary resolution to be proposed at the Reconvened EGM.

The Scheme Court Hearing is now expected to be held on 19 February 2007 and the Reduction Court Hearing on 21 February 2007. A revised expected timetable is set out in Appendix II to this letter.

Action to be taken

IF YOU HAVE ALREADY SUBMITTED FORMS OF PROXY FOR THE MEETINGS AND DO NOT WISH TO CHANGE YOUR VOTE YOU NEED TAKE NO FURTHER ACTION AS YOUR ORIGINAL FORMS OF PROXY WILL CONTINUE TO BE VALID IN RESPECT OF THE RECONVENED MEETINGS.

HOWEVER, IF YOU ARE YET TO SUBMIT EITHER OR BOTH OF THE BLUE AND PINK FORMS OF PROXY, OR YOU NOW WISH TO CHANGE YOUR VOTING INSTRUCTIONS, IT IS VERY IMPORTANT THAT YOU COMPLETE AND RETURN BOTH FORMS OF PROXY, TO ENSURE THAT THE OUTCOME OF THE RECONVENED EGM AND THE RECONVENED COURT MEETING FAIRLY REFLECTS THE WISHES OF SHAREHOLDERS AND UNDUE WEIGHT IS NOT GIVEN TO THE WISHES OF A SMALL MINORITY OF SHAREHOLDERS.

Enclosed with this letter are the following:

- a blue Form of Proxy for use in respect of the Reconvened Court Meeting; and
- a pink Form of Proxy for use in respect of the Reconvened EGM.

These Forms of Proxy are being re-sent to Countrywide Shareholders in order to assist those Countrywide Shareholders who (a) did not initially receive the Forms of Proxy (for example, because such persons became Countrywide Shareholders on or after 21 December 2006), (b) those Countrywide Shareholders who have yet to complete and return a blue and pink Form of Proxy but would like to do so, and (c)

those Countrywide Shareholders who have already completed and returned a Form of Proxy but now wish to change the way that their vote is cast. In the case of (c), please note that if two Forms of Proxy are returned in respect of the same Meeting, the later Form of Proxy will take precedence over the earlier Form of Proxy.

If, in respect of either the Court Meeting or the EGM, you have already returned a Form of Proxy and do not wish to change your vote, you should not return a second Form of Proxy. If you have not voted, or you now wish to change your voting instructions, you should complete and return the new Forms of Proxy, which will supersede any previous Forms of Proxy you have submitted.

The completion and the return of a Form of Proxy will not prevent you from attending and voting at either the Reconvened Court Meeting or the Reconvened EGM, or any further adjournment thereof, in person if you wish to do so.

If you are yet to submit either or both Forms of Proxy, or you now wish to change your voting instructions, whether or not you attend both or either of the Reconvened Meetings, please complete the enclosed blue and pink Forms of Proxy and return them in accordance with the instructions printed thereon, as soon as possible, but in any event, so as to be received by post or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by no later than:

Blue Forms of Proxy for the Reconvened Court Meeting:	10.30 a.m. on 24 January 2007
Pink Forms of Proxy for the Reconvened EGM:	10.40 a.m. on 24 January 2007

Further details of the action to be taken at the Reconvened Meetings are set out in Appendix I to this letter.

Recommendation

The Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. Accordingly, the Independent Directors unanimously recommend you to vote in favour of the resolutions proposed at the Reconvened Court Meeting and the Reconvened EGM required to implement the Scheme, as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to, in aggregate, 100,000 Countrywide Shares which represent approximately 0.06 per cent. of Countrywide's issued ordinary share capital. In providing advice to the Independent Directors, Hawkpoint and Panmure Gordon have taken into account the commercial assessments of the Independent Directors.

Hawkpoint has, and has recently had, corporate advisory relationships with 3i and certain companies in which 3i is an investor and, as a consequence, is not an independent adviser in accordance with Rule 3 of the City Code with respect to the Proposals.

Further information

In compliance with Rule 27.1 of the City Code, there are no material changes in any of the information provided to Shareholders relating to Countrywide, the Countrywide Group or the opinions of the Independent Directors, except as disclosed in Appendix III to this letter. In compliance with Rule 27.2 and Rule 28.5 of the City Code, the Directors of Countrywide confirm that the profit forecast contained in the Scheme Document remains valid, and that Hawkpoint, Panmure Gordon and BDO have no objection to their reports continuing to apply.

In compliance with Rule 27.1 of the City Code, there are no material changes in any of the information provided to Shareholders relating to Charlie Holdco 4, the Charlie Holdco Group, 3i, the 3i Investors or the opinions of the directors of Charlie Holdco 4, except as disclosed in Appendix III to this letter. Further, on the basis of publicly available information, the directors of Charlie Holdco 4 and the 3i Investment Committee (whose names are set out in paragraphs 2(b) and 2(c) respectively of Appendix VI to the Scheme Document) are not aware of any material changes in any of the information provided to Shareholders relating to Rightmove, except as disclosed in Appendix III to this letter.

Your attention is also drawn to the revised Expected Timetable of Principal Events set out in Appendix II to this letter, which revises certain key times and dates in relation to the Scheme from those set out in the Scheme Document. In particular, the last time for receipt of green Forms of Election for the Rightmove Sale Election is 4.30 p.m. on 22 February 2007.

Yours faithfully

Christopher Sporborg
Chairman

Terms defined in the Scheme Document shall have the same meaning in this letter.

The Independent Directors accept responsibility for the information contained in

this letter, save for the Charlie Holdco Information, the 3i Information and the Rightmove Information and, to the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Harry Hill, Mike Nower and Grenville Turner, being the executive directors of Countrywide, accept responsibility for the information in this letter relating to Countrywide given in order to comply with Rule 27.1, 27.2 and 28.5 of the City Code (except in relation to the opinions of the Independent Directors) and, to the best of the knowledge and belief of Harry Hill, Mike Nower and Grenville Turner (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Charlie Holdco 4, whose names are set out in paragraph 2(b) of Appendix VI to the Scheme Document, accept responsibility for the information in this letter relating to Charlie Holdco 4 and the Charlie Holdco Group given in order to comply with Rule 27.1 of the City Code (the "Charlie Holdco Information") and, to the best of the knowledge and belief of the directors of Charlie Holdco 4 (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The 3i Investment Committee, whose names are set out in paragraph 2(c) of Appendix VI to the Scheme Document, accept responsibility for the information in this letter relating to 3i and the 3i Investors (the "3i Information") and the Charlie Holdco Information given in order to comply with Rule 27.1 of the City Code and, to the best of the knowledge and belief of the 3i Investment Committee (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Charlie Holdco 4 and the 3i Investment Committee, whose names are set out in paragraphs 2(b) and 2(c) respectively of Appendix VI to the Scheme Document, each take responsibility for the correct extraction of the information in this letter relating to Rightmove given in order to comply with Rule 27.1 of the City Code (the "Rightmove Information"), which has been

compiled from publicly available information.

Hawkpoint, Panmure Gordon and BDO have all given and not withdrawn their consent to the issue of this letter with the references to their names in the form and context in which they appear.

Appendix I - Action to be taken

Voting at the Reconvened Court Meeting and the Reconvened EGM

The Reconvened Court Meeting and the Reconvened EGM will be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 a.m. and 10.40 a.m. respectively (or in the case of the Reconvened EGM, if later, as soon as the Reconvened Court Meeting has been concluded or adjourned) on 26 January 2007. The Scheme requires approval at both of these Meetings.

IF YOU HAVE ALREADY SUBMITTED FORMS OF PROXY FOR THE MEETINGS AND DO NOT WISH TO CHANGE YOUR VOTE YOU NEED TAKE NO FURTHER ACTION.

HOWEVER, IF YOU ARE YET TO SUBMIT EITHER OR BOTH THE BLUE AND PINK FORMS OF PROXY, OR YOU NOW WISH TO CHANGE YOUR VOTING INSTRUCTIONS, IT IS VERY IMPORTANT THAT YOU COMPLETE AND RETURN BOTH FORMS OF PROXY, TO ENSURE THAT THE OUTCOME OF THE RECONVENED EGM AND THE RECONVENED COURT MEETING FAIRLY REFLECTS THE WISHES OF SHAREHOLDERS AND UNDUE WEIGHT IS NOT GIVEN TO THE WISHES OF A SMALL MINORITY OF SHAREHOLDERS.

You will find enclosed with this letter:

- a blue Form of Proxy for use in respect of the Reconvened Court Meeting;
- a pink Form of Proxy for use in respect of the Reconvened EGM;
- attendance cards relating to the Reconvened Meetings; and
- a reply paid envelope for use in the United Kingdom.

If you have not received all of the documents relevant to you, please contact Capita Registrars on the helpline telephone number indicated below.

If you either:

- have yet to complete a Form of Proxy but would like to cast your vote at the Reconvened Meetings; or

- have already completed and returned a Form of Proxy but would now like to change the way that your vote is cast;

and whether or not you intend to attend both or either of the Reconvened Meetings, please complete and sign both the enclosed blue and pink Forms of Proxy (or alternatively you may, if you still have them, submit the Forms of Proxy distributed with the Scheme Document) and return them in accordance with the instructions printed thereon, as soon as possible, but in any event, so as to be received by post or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by no later than:

Blue Forms of Proxy for the Reconvened Court Meeting:	10.30 a.m. on 24 January 2007
Pink Forms of Proxy for the Reconvened EGM:	10.40 a.m. on 24 January 2007

(or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting).

Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Reconvened Court Meeting is not lodged by then, it may be handed to Countrywide's registrars at the Reconvened Court Meeting before the taking of the poll. However, in the case of the Reconvened EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. A reply-paid envelope is enclosed for your convenience if you are posting your documents in the UK. Alternatively, if you are a CREST Shareholder you may be able to use the CREST electronic proxy appointment services. Proxies submitted electronically must be sent as soon as is possible, and in any event so as to be received by no later than 10.30 a.m. on 24 January 2007 in the case of the Reconvened Court Meeting and by 10.40 a.m. on 24 January 2007 in the case of the Reconvened EGM (or in the case of any further adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The completion and the return of a Form of Proxy will not prevent you from attending and voting at either of the Reconvened Meetings, or any further adjournment thereof, in person if you wish to do so.

Helpline

If you have any questions relating to this letter or the Scheme Document or the completion and return of the Forms of Proxy or the Form of Election, please call the Company's registrars, Capita Registrars on 0870 162 3121, or if telephoning from outside the United Kingdom, on +44 20 8639 2157, Monday to Friday from 9.00 a.m. to 5.00 p.m. Please note that for our joint protection, calls to these numbers will be monitored or recorded, and no advice on the merits of the Proposals or legal, tax or financial advice will be given.

Appendix II - Expected timetable of principal events

EVENT	(TIME AND) DATE
Latest time for lodging blue Forms of Proxy for the Court Meeting (1)	10.30 a.m. on 24 January 2007 (2)
Latest time for lodging pink Forms of Proxy for the Reconvened EGM (1)	10.40 a.m. on 24 January 2007 (2)
Voting Record Time for Reconvened Court Meeting and Reconvened EGM	6.00 p.m. on 24 January 2007 (3)
Reconvened Court Meeting	10.30 a.m. on 26 January 2007
Reconvened EGM	10.40 a.m. on 26 January 2007 (4)
The following dates are subject to change, please see note (7) below	
Scheme Court Hearing (to sanction the Scheme)	19 February 2007
Reduction Record Time	6.00 p.m. on 20 February 2007
Reduction Court Hearing (to confirm the Reduction of Capital)	21 February 2007
Last day of dealings in Countrywide Shares	22 February 2007
Last time for receipt of green Forms of Election for the	4.30 p.m. on 22

Rightmove Sale Election (5)	February 2007
Scheme Record Time	6.00 p.m. on 22 February 2007
Effective Date	23 February 2007
Delisting of Countrywide Shares	8.00 a.m. on 23 February 2007
Latest despatch for cheques for Cash Consideration and Rightmove Share certificates in respect of Share Consideration (6)	9 March 2007
Latest date for CREST accounts to receive Rightmove Shares or cash to be credited	9 March 2007

(1) A blue form of proxy for the Reconvened Court Meeting not so lodged may be handed to Countrywide's registrars, Capita Registrars, at that meeting before the taking of the poll. However, the pink forms of proxy for the Reconvened EGM must be lodged by 10.40 a.m. on 24 January 2007 in order to be valid (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The Reconvened Court Meeting and Reconvened EGM will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA.

(2) Please see Appendix I of this letter.

(3) If either the Reconvened Court Meeting or Reconvened EGM is adjourned, the Voting Record Time for the adjourned Meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.

(4) To commence at 10.40 a.m. or, if later, immediately following the conclusion of the Reconvened Court Meeting.

(5) CREST Shareholders who wish to elect for the Rightmove Sale Election must do so electronically. Please see Appendix V to the Scheme Document dated 21 December 2006 for further details.

(6) Cash payable in respect of the Rightmove Sale Proceeds will be paid within five Business Days following completion of the sale of all the

Rightmove Sale Shares.

(7) These dates and times are indicative only and will depend, inter alia, on the dates upon which the Court sanctions the Scheme and the associated Reduction of Capital and whether the Conditions are either satisfied or waived. If the expected date of the Scheme Court Hearing is changed, Countrywide will give notice of this change by issuing an announcement through a Regulatory Information Service. All Countrywide Shareholders have the right to attend the Scheme Court Hearing and the Reduction Court Hearing.

Unless otherwise stated, all references to time are to London times.

Appendix III - Additional information

Further announcements by Countrywide

Since the date of the letter to shareholders dated 9 January 2007, Countrywide has released the following announcements:

"9 January 2007

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,851,720 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate."

"12 January 2007

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,851,990 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate."

"15 January 2007

At the request of 3i, Christopher Sporborg, Chairman of Countrywide, will seek

an adjournment of the Court Meeting and the EGM to be held this morning in relation to Charlie Holdco 4's offer for Countrywide.

3i has indicated that it wishes to hold further consultations with Countrywide's significant Shareholders. Given the importance of ensuring that the outcome of the EGM and the Court Meeting fairly reflects the wishes of Shareholders, the Independent Directors have agreed to propose motions at the Court Meeting and the EGM for their respective adjournments.

The proxy votes received in relation to the Court Meeting by 10.30 a.m. on Saturday 13 January 2007, being the last time and date by which proxies needed to be received in order to be valid at today's Court Meeting, were as follows:

Court Meeting of holders of Independent Scheme Shares

	Total proxy votes received		For	Against
	Number	Independent Scheme Shares represented	Number (and %)	Number (and %)
Totals by proxy	91,156,722	53.35%	56,246,031 (61.70%)	34,910,691 (38.30%)

The total number of Shareholders voting by proxy was 1,392. Of these, 1,230 voted for the Proposals, representing 88.36% of the total, and 162 voted against the Proposals, representing 11.64% of the total.

It is important to note that the above numbers relate to proxy votes received by post and do not take into account any votes which may be cast at the Court Meeting by Independent Scheme Shareholders and/or their proxies (or their duly appointed corporate representatives) attending the Court Meeting in person and voting at it. It should also be noted that Independent Scheme Shareholders who have voted by proxy are in any case able to change their vote by attending and voting at the Court Meeting, or any adjournment thereof, in person.

It is expected that the reconvened meetings will be held as soon as practicable, and in any event in the next two to three weeks, subject to the Court Meeting and EGM consenting to an adjournment; formal notification of the times and dates

for the reconvened meetings will be despatched to Shareholders as soon as possible and in any event no less than seven days prior to the date appointed for the reconvened meetings.

Terms defined in the Scheme Document shall have the same meaning in this announcement."

"15 January 2007

Further to the announcement earlier this morning that Christopher Sporborg, Chairman of Countrywide, would be seeking an adjournment of the Court Meeting and the EGM to be held this morning in relation to Charlie Holdco 4's offer for Countrywide, the Independent Directors of Countrywide confirm that the Court Meeting and the EGM duly consented to such adjournments.

Terms defined in the Scheme Document shall have the same meaning in this announcement."

Further announcements by Charlie Holdco 4 and/or 3i Investments plc

Since the date of the letter to shareholders dated 9 January 2007, Charlie Holdco 4 and 3i Investments plc have released the following announcements:

"9 January 2007

The board of Charlie Holdco 4 Limited announces that its cash and share offer for the entire issued and to be issued share capital of Countrywide of 490 pence in cash and 0.16518 Rightmove Shares per Countrywide Share, which has been recommended by the board of Countrywide, is its final offer (the "Final Offer"). As at 12 noon today, the Final Offer values each Countrywide Share at 560.2 pence, based on a Rightmove Share price of 425 pence.

The Final Offer will not be increased, although Charlie Holdco 4 Limited reserves the right to revise the Final Offer if a firm intention to make a competing offer for Countrywide is announced, whether or not subject to any preconditions, or if the Panel otherwise agrees.

The terms and conditions of the Final Offer remain as set out in the scheme document posted to Countrywide Shareholders on 21 December 2006 (the "Scheme Document"). The Court Meeting and the EGM to consider and, if thought fit, approve the Scheme are scheduled to be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 a.m. and 10.40 a.m.

respectively (or in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned) on 15 January 2007 and, accordingly, Countrywide Shareholders who have not yet done so are strongly urged to complete, sign and return their Forms of Proxy as soon as possible."

"15 January 2007

3i Investments plc welcomes the announcement by Countrywide stating that the Court Meeting and EGM convened in relation to the proposed scheme of arrangement to effect the acquisition by Charlie Holdco 4 Limited have been adjourned. This adjournment will allow further consideration of the offer by shareholders.

The proxy votes submitted ahead of the Court Meeting and EGM demonstrated that a clear majority of votes cast by way of proxy are in favour of the scheme of arrangement succeeding. In addition, we note that proxies submitted against the scheme amounted to less than 20 per cent. of Countrywide's issued share capital.

3i Investments plc continues to believe that its offer to acquire Countrywide, which now values Countrywide at 568.6 pence per share (based on a Rightmove share price of 476 pence as at close of business on Friday 12 January), represents a very attractive value for Countrywide, as well as offering shareholders much greater certainty than they would have if the scheme fails. The Offer now represents a premium of 23.3 per cent. to the price of 461 pence per Countrywide share on 13 September 2006, the last business day prior to the announcement of a possible offer for Countrywide (the closing price of a Rightmove share was 335.5 pence on this date) and is also higher than the highest price that Countrywide has traded at historically. We note that uncertainty over interest rates and the housing market generally has increased since Countrywide's announcement on 13 September 2006.

As stated in the announcement of 9 January 2007, the Offer has now been declared Final and therefore the terms of the Offer cannot be revised or increased (except in the event that a third party announces a higher competing offer for Countrywide).

3i will be continuing discussions with shareholders on the merits of the Offer.

Terms defined in the Scheme Document have the same meanings in this Announcement"

Further announcement by Rightmove

Since the date of the letter to shareholders dated 9 January 2007, Rightmove has released the following announcement:

"9 January 2007

Trading update

Rightmove plc, the UK's number one property website, today issues a trading update ahead of its results for the year ended 31 December 2006, due to be released on 2 March 2007.

Revenue for the full year is expected to be in the region of GBP33.6m, up by around 85% on 2005. Profit before tax on an adjusted basis (1) is expected to be slightly above the range of analysts' estimates of GBP17.0 to GBP17.4m, primarily as a result of stronger sales.

Key achievements include:

	Dec 04	Dec 05	Dec 06 (2)	Incr.% 06 / 05
Estate agent offices	6,561	8,573	11,200	+31%
New homes developments	935	1,549	2,800	+81%
Lettings offices	-	957	1,850	+93%
Overseas customers	74	404	450	+11%

- Growth in customer numbers continued the momentum achieved in the first half of 2006. By the year end an estimated 83% of all estate agents in England and Wales were listing their properties on the Rightmove website.

- Further wins resulting in Rightmove listing developments from 18 out of the top 20 new homes developers. Particularly encouraging in the second half of the year has been the rate of gains among smaller developers who represent around half the market and the core target for future growth.

- The firm establishment of the Rightmove lettings (rental) service with nearly 50% of potential advertisers already as members.

- An increase in price of 28% to approximately 5,500 existing independent estate agent customers from GBP195 to GBP250 per office per month with effect from 1 January 2007. Similar price rises have been implemented for new homes developers.

- Retention among advertisers of 93% for 2006, close to the top end of the range achieved in previous years.

- Net cash balances at 31 December 2006 of GBP14.8m, up from GBP5.2m at June 2006.

- An interim dividend of 1.5 pence per share paid on 21 December 2006 (GBP1.9m).

2007 will see the launch of new advertising services allowing Rightmove members to differentiate their brands, branch offerings and listings as well as providing new revenue streams to Rightmove:

- RightmoveChoice: a range of advertising options to existing customers allowing them to increase the profile of themselves, their properties and their clients.

- On-line advertising: allowing new advertisers to feature their products through traditional on-line formats (e.g. banner ads). These will appear around the map pages on Rightmove (20m pages per month).

Notes

1. Adjusted figures are stated before HIPs costs, flotation expenses and IFRS 2 share option charges.

2. Rounded to nearest 50."

Further forecast by Rightmove

The trading update published by Rightmove on a RIS on 9 January 2007 contained the following statement:

"Revenue for the full year is expected to be in the region of GBP33.6m, up by around 85% on 2005. Profit before tax on an adjusted basis (1) is expected to be slightly above the range of analysts' estimates of GBP17.0 to GBP17.4m,

primarily as a result of stronger sales.

Notes

1. Adjusted figures are stated before HIPs costs, flotation expenses and IFRS 2 share option charges."

The above statement, which has been extracted without amendment from a public announcement made by Rightmove, represents a profit forecast for the purposes of Rule 28 of the City Code. Notwithstanding this, with the consent of the Panel, the above statement has not been reported on and the assumptions, including the commercial assumptions upon which the directors of Rightmove based this forecast, have not been set out in this document because neither the directors of Countrywide nor the directors of Charlie Holdco 4 nor the members of the 3i Investment Committee are in a position to do so."

Terms defined in the Scheme Document sent by the Company to Shareholders on 21 December 2006 shall have the same meaning in this announcement.

Enquiries

Countrywide Christopher Sporborg	Tel:	+44 (0) 783 6204 449
Hawkpoint (lead financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Tel:	+44 (0) 20 7665 4500
Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) Tim Linacre Hugh Morgan	Tel:	+44 (0) 20 7459 3600
Hoare Govett (joint corporate broker to Countrywide) Ranald McGregor-Smith Bob Cowdell Jonathan Retter	Tel:	+44 (0) 20 7678 8000

Brunswick Group (Countrywide PR enquiries) Tel: +44 (0) 20 7404 5959
John Sunnucks
Kate Holgate

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

END

IN THE MATTER OF **Exemption file No. 82 – 34927**

Countrywide plc

And

US Securities Exchange Act 1934 ('1934 Act')

A list of documents released to the London Stock Exchange for filing with US Securities Exchange and Commission in compliance with Rules 12g3 - 2(b) under the 1934 Act for the period from 13 January 2007 to 7 March 2007.

Date of Publication	Heading	Short Description of the Information
15 January 2007	Adjournment of Court Meeting and EGM	Countrywide plc
15 January 2007	Confirmed Adjournment of Court Meeting and EGM	Countrywide plc
16 January 2007	Holdings in Company	Lehman Bros no longer have a notifiable interest
16 January 2007	Holdings in Company	Polygon Investment Partners Ltd 10,040,000 shares
16 January 2007	Annual Information Update	Countrywide plc
16 January 2007	Holdings in Company	Deutsche Bank - 9,764,615 shares
17 January 2007	Letter to Shareholders Re: reasons to adjourn the Court Meeting & EGM	Countrywide plc
17 January 2007	Transfer of 4,696 Treasury Shares	Countrywide plc
17 January 2007	Holdings in Company	Credit Suisse - 6,844,105 shares
18 January 2007	Confirmation of 170,856,686 shares in accordance with City Code on Takeovers and Mergers	Countrywide plc
18 January 2007	Block Listing – Six monthly Returns for: ESOS (1995) ESOS (1996) SAYE (1996) C/W Sharesave Plan	Countrywide plc
18 January 2007	Holdings in Company	Deutsche Bank - 11,288,707 shares
19 January 2007	Voting Rights and Capital	Countrywide plc
19 January 2007	Holdings in Company	Credit Suisse - No notifiable interest
19 January 2007	Holdings in Company	Artisan Partners Ltd Partnership 14,471,172 shares
22 January 2007	Holdings in Company	Deutsche Bank - 7,713,707 shares
22 January 2007	Holdings in Company	Morgan Stanley, 5,576,880 shares
23 January 2007	Holdings in Company	Morgan Stanley, No notifiable interest
25 January 2007	Holdings in Company	Cantor Fitzgerald Europe, 5,235,000 shares
25 January 2007	Holdings in Company	Deutsche Bank, 7,659,803 shares
26 January 2007	Holdings in Company	Deutsche Bank, No notifiable interest

26 January 2007	Results of reconvened court meeting & EGM	Countrywide plc
29 January 2007	Holdings in Company	Brahman Capital Corp., 5,159,800 shares
30 January 2007	Transfer of 1,878 Treasury Shares	Countrywide plc
30 January 2007	Holdings in company	Cantor Fitzgerald, 7,598,000 shares
1 February 2007	Holdings in company	Credit Suisse, 5,490,677 shares
2 February 2007	Transfer of 954 Treasury Shares	Countrywide plc
2 February 2007	Board Changes	Countrywide plc
5 February 2007	Preliminary approach on possible offer	Countrywide plc
6 February 2007	Holdings in company	Cantor Fitzgerald, 8,145,000 shares
7 February 2007	Holdings in company	Cantor Fitzgerald, 6,198,415 shares
7 February 2007	Holdings in company	Credit Suisse, 7,327,000 shares
8 February 2007	Holdings in company	Credit Suisse, 6,781,323 shares
15 February 2007	Holdings in Company	Brahman Capital Corp., 4,879,800 shares
15 February 2007	Holdings in Company	Legal & General, 6,557,954
19 February 2007	Holdings in company	Credit Suisse, No notifiable interest
19 February 2007	Holdings in company	Deutsche Bank, 5,346,608 shares
20 February 2007	Holdings in company	Credit Suisse, 5,524,417 shares
21 February 2007	Possible offer for Countrywide plc	Apollo Management VI LP
21 February 2007	Holdings in company	Deutsche Bank, No notifiable interest
21 February 2007	Holdings in company	Majedie Asset Management 9,437,872 shares
23 February 2007	Holdings in company	Cantor Fitzgerald, No notifiable interest
23 February 2007	Holdings in company	Credit Suisse, 7,272,866 shares
27 February 2007	Holdings in company	Deutsche Bank, 5,183,285 shares
28 February 2007	Voting Rights and Capital	Countrywide plc
28 February 2007	Holdings in company	Credit Suisse, 6,510,281 shares
1 March 2007	Holdings in Company	Deutsche Bank, No notifiable interest
2 March 2007	Recommended Offer for Countrywide plc	Castle Holdco 4 Ltd
5 March 2007	Transfer of 2,549 Treasury Shares	Countrywide plc
5 March 2007	Confirmation of 170,862,067 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
7 March 2007	Holdings in Company	Deutsche Bank, 5,919,046 shares
7 March 2007	Holdings in Company	ING Bank N.V., 6,731,000 shares
7 March 2007	Holdings in Company	Lehman BrothersInternational (Europe) 10,863,779 shares
8 March 2007	Holdings in Company	Deutsche Bank, 8,269,582 shares
8 March 2007	Holdings in Company	Jana Partners, No longer have a notifiable interest
8 March 2007	Holdings in Company	Citigroup Global Market UK Equity Ltd 5,187,312 shares
9 March 2007	Holdings in company	Credit Suisse, 7,306,951 shares
9 March 2007	Holdings in company	Prudential plc, 5,432,610 shares
9 March 2007	Deferment of retirement of CHS and PWM	Countrywide plc
13 March 2007	Preliminary Announcement of Group Results for 31/12/06	Countrywide plc

13 March 2007	Holdings in company	Credit Suisse, 8,597,196 shares
13 March 2007	Transaction of Director/PDMR	Michael C Nower, Director, Exercise and Retention of 16,340 ESBS options
14 March 2007	Holdings in Company	Citigroup Global, Market UK Equity Ltd No longer have a notifiable interest
14 March 2007	Holdings in Company	Barclays Bank plc, 6,062,925 shares

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 12 March 2007 from an official of Barclays Bank plc.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 9 March 2007, Barclays plc, and its subsidiary companies named below, have a notifiable interest in and are the indirect holders of 6,062,925 ordinary shares in Countrywide plc.

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

This equates to 3.55% of the issued share capital of 170,862,067 shares.

This is the initial notification of shareholding under the Transparency Obligations Directive. Their holding, as reported on 22 December 2006, was 11,133,516 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.157-5101Barclayssl(ps)le130307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 13 March 2007 from an official of Citigroup Global Market UK Equity Limited.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 12 March 2007, the holding of Citigroup Global Market UK Equity Limited of Citygroup Centre, Canada Square, Canary Wharf, London E14 5LB fell below 3% in Countrywide plc.

They previously notified that their holding was 5,187,312 shares as reported on 8 March 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.158-5101Citigroupsl(ps)le130307

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* Michael C Nower Director	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest Michael C Nower's holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them M C Nower 263,200 shares Mrs Nower 5,275 shares	8.	State the nature of the transaction On 13/3/07, M C Nower exercised 16,340 options at 203p per share granted on 21/03/00 under an Executive Share Bonus Scheme and he retains the shares. These options would expire on 21/3/07 if not exercised.

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 16,340 shares	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0096%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 203p per share	14.	Date and place of transaction 13 March 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 284,815 shares (including Mrs Nower's 5,275 shares) i.e. 0.167%	16.	Date issuer informed of transaction 13 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

Gareth R Williams, Company Secretary

Date of notification 13 March 2007

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

13 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 12 March 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 8 March 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 8,597,196 ordinary shares of Countrywide plc. This equates to 5.03% of the issued share capital of 170,862,067 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have increased their holding from 7,306,951 shares in Countrywide plc, as reported on 9 March 2007 to 8,597,196 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.156-5101CreditSuissesI(ps)le130307

PRESS RELEASE Embargoed until 7.00 am Tuesday 13 March 2007

Countrywide plc

PRELIMINARY RESULTS TO 31 DECEMBER 2006

Countrywide plc, the UK's largest estate agency and residential property services Group, today reports preliminary results for the twelve months ended 31 December 2006

- **Turnover £654.2m** (2005: £528.2m)
- **Underlying operating profit £102.0m** (2005: £32.3m)
- **Operating profit £92.2m** (2005: £31.4m)
- **Profit before tax £113.8m** (2005: £31.7m)
- **EPS 47.22p** (2005: 15.45p)
- **Underlying EPS 41.62p** (2005: 14.78p)
- **Second interim 10.0p** (2005: 3.0p) to be paid if the Offer from Apollo is unsuccessful.
- **House exchanges 103,252** (2005: 85,106)
- **Average house price £193,500** (2005: £179,300)
- **Strong pipeline of sales at year end awaiting exchange of £71.5m** (2005: £63.1m)
- **Strong operating cash flow results in £64m net cash at year–end** (2005: £7m)

Christopher Sporborg, Chairman, commented:

"The record pipelines brought forward have ensured a healthy start to 2007. January and February new business across all divisions has broadly met our expectations ....Whilst we anticipate the rate of increase in house price growth slowing, we currently see no sign of the volume of transactions falling below the normal vels we have experienced in the recent past. In the absence of further significant interest rates rises and any broader negative economic events, we believe the market is sustainable at this level. This being the case, we expect another very satisfactory year."

For further information please contact:

Grenville Turner, Group Managing Director	Tel: 01376 533 700
Mike Nower, Group Finance Director	Tel: 01376 533 700

COUNTRYWIDE PLC

CHAIRMAN'S STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

	2006	2005	Change
Turnover	**£654.2m**	£528.2m	24%
Underlying operating profits	**£102.0m**	£32.3m	216%
Operating profits	**£92.2m**	£31.4m	194%
Profit before tax	**£113.8m**	£31.7m	259%
Earnings per share	**47.22p**	15.45p	206%
Underlying earnings per share	**41.62p**	14.78p	182%
Interim dividend per share	**5.00p**	1.00p	400%
Second interim dividend per share (to be paid if the Offer from Apollo is unsuccessful)	**10.0p**	3.00p	233%
House sales exchanged	**103,252**	85,106	21%
Life policies arranged	**49,811**	33,814	47%
Mortgages arranged	**61,354**	48,432	27%
Valuations and survey instructions	**697,305**	639,028	9%
Total conveyances completed	**66,751**	53,367	25%

RESULTS

Earlier this year I announced my intention to step down as Chairman of Countrywide plc following this preliminary announcement of the results for 2006. Although I will remain as Chairman until the outcome of the recent offer from Apollo is known, this will be my final opportunity to report to shareholders, and I am delighted to confirm the achievement of record profits in 2006.

The 2006 operating profit was 194% up on 2005 and was achieved after making provision for business closure costs and despite abortive transaction costs associated with the bid from 3i. The profit before tax, which includes the profit on the sale of part of our holding in Rightmove, was £113.8 million (2005: £31.7 million).

The improvement in the housing market noted in my Interim Statement continued into the second half of 2006. All our divisions took advantage of these improved conditions and, although accurate statistics in relation to the housing market are notoriously difficult to obtain, we believe we outperformed the market on all fronts.

The excellent operating performance created an exceptionally strong trading cash flow. Following the Interim Statement, we paid an interim dividend of £8.7 million, and bought £20 million of Countrywide shares into Treasury. Despite these outgoings, the net cash inflow in the second half of the year was £29.2 million. This brought the total cash generated for the year, including the proceeds of sale of part of our Rightmove holding, to £57.4 million, 33.1 pence per share, and the year end cash balance to £64.4 million.

The profit after tax for the year was £81.9 million (2005: £27.2 million) after providing for corporation tax of £31.9 million - an effective tax rate of 28%. This reduced rate reflects the use of reliefs available on the disposal profits, offset by unrelievable losses arising in our Spanish business and certain costs arising from the abortive bid from 3i.

The underlying earnings per share were 41.62p (2005: 14.82p) whilst the basic earnings per share were an impressive 47.22p which represents an increase of 206% over the somewhat depressed figure in 2005.

If the offer from Apollo is unsuccessful, we intend to pay a second interim dividend of 10.0 pence per share (2005: 3.0 pence) in lieu of a final dividend. Total dividends for the year would be 15.0 pence (2005: 4.0 pence). In the autumn we expended £20.0 million, approximately equal to the proceeds of sale of part of our holding in Rightmove, in buying shares into Treasury. These distributions are in line with our stated policy. We would anticipate maintaining a progressive dividend policy based on the dividend being covered between 2 and 2.5 times by earnings on average through the business cycle. We also expect that periodically we may have capital in excess of that required to develop the business and to maintain the dividend and we would propose to return such excess capital to shareholders by the most appropriate means at the time. If the bid from Apollo is

unsuccessful, by the time of the Annual General Meeting we would anticipate being in a position to update shareholders with our proposals for further returns of capital.

As mentioned, the Company was strongly cash generative in 2006 and 2007 has started well. Accordingly, the board believes that it would be appropriate to utilise some of the cash in the balance sheet to grow the business organically and, where possible at a reasonable cost, by acquisition.

DEVELOPMENTS

I am pleased to report that, in addition to achieving record profits, we have remained focussed on progressing the projects previously advised, whilst developing plans for profitable future growth.

Our estate agency business is, by some margin, the largest of its kind in the UK. Now that we have successfully integrated the offices we bought from Bradford & Bingley Group (BBG), the size, level of profitability and cash flow generated by the business justify focussed organic expansion. There are few, if any, large scale estate agency businesses likely to come to market in the near future. Therefore despite the initial impact on both profits and cash of an organic growth strategy, we believe the success of our business model justifies a significant further investment. We plan to open up to 100 additional offices over 3 years creating a further 500 jobs, while continuing to invest £8.5 million in our refurbishment programme, in addition to which we will be investing £2.0 million refreshing our Bairstow Eves brand and offices.

In 2005 we conducted a comprehensive review of the life assurance products we offer our house-buying clients. Following this review, these products were repriced and some benefits enhanced. As previously reported we were delighted with the resultant increase in take up rates. This year we have conducted a similar review of our general insurance products, which has resulted in the repricing and improvement of the product features. The revised products have been enthusiastically received by clients and our consultants. We are already seeing the benefit of this in improved persistency of the policy book.

Following the Government's decision to abandon compulsory Home Condition Reports from the Home Information Pack (HIP) in July 2006, and Rightmove's decision to withdraw from that market, Rightmove had no rationale for a continued holding in TMG Holdings Limited (TMG), the property search business. As a result, their stake was purchased by the other three shareholders in equal proportion at the same price per share as paid by Rightmove in January 2006. As a consequence of this, our holding increased to 33.3%, from the previous 25%, at a cost of £1.1 million.

In December, we instigated a review of the future prospects of our remortgage conveyancing operation. Since we first announced our plans to enter this market in 2002, the selling price of this service has fallen by two thirds. Despite the economic advantage enjoyed by outsourcing part of the process, we no longer consider this business can be sufficiently profitable at these price levels. We have therefore consulted with the affected employees and regrettably concluded that the business will close once the existing pipeline has been serviced. We have provided £2.1 million for closure costs and onerous contracts.

We have conducted a similar evaluation of our Spanish business H_2O Homes Overseas Countrywide, and concluded that this business is better carried out by a specialist able to offer a wider range of property opportunities for clients. We are therefore currently undertaking a closed sale process and are confident of a successful outcome.

The rollout of our "Enterprise" system across Countrywide Surveyors' offices, excluding the Securemove Property Services offices acquired from BBG in 2004, has been successfully completed. As a result, in December we significantly scaled down our support operations and anticipate a resultant cost saving of £800,000 per annum. We are hopeful of a quick resolution to the remaining connectivity issues which currently prevent the Securemove offices linking with some of their clients. We have already carried out a number of enhancements to the system and expect to benefit from improved surveyor productivity.

Countrywide Property Lawyers has made a number of key enhancements to the computer system installed towards the end of 2005. This has enabled the business to progress its plans to outsource parts of the conveyancing process and the results to date have been encouraging. This will create much needed capacity to enable the business to fully capitalise on the client leads generated by our own estate agency offices and thus materially improve its market share.

Earlier this year, the Government announced its latest plans for the implementation of the reduced content Home Information Pack (HIPs). Despite the lateness of this update, and the continued uncertainties surrounding the proposed implementation date, we have to ensure we are ready to manage the operational implications for

our businesses. We have therefore entered into an agreement with a UK subsidiary of MacDonald, Dettweiler and Associates Ltd, a company quoted on the Toronto Stock Exchange, who plan to become the leading HIPs consolidator in the UK, for the packaging and delivery of the HIPs which we will be required to provide for our estate agency clients.

Following the acquisition of 69 offices from BBG in late 2004, our lettings business makes a material contribution to group profits. Although these operations have always been separately managed, the results have previously been reported within our estate agency division. We have decided that its scale and the nature of its activities merits separate reporting as a stand alone division. With the continued growth in the buy-to-let market, and the relatively unconsolidated nature of the lettings market in the UK, we anticipate devoting considerable effort to growing this business, which is already the largest of its kind in the UK, both organically and through acquisition.

The point of sale system used by our financial consultants has served us well over the past few years. Our panel of mortgage lending partners are all seeking to improve offer speed through the medium of electronic application forms. We therefore are planning a number of enhancements to facilitate this process, which will deliver benefits to our clients.

PEOPLE

.n the twenty-one years I have been Chairman of Countrywide and its predecessors, I have been privileged to lead a company with the most talented and hard-working people in this industry. The sheer commitment to doing the best for their clients is what underpins the success of the group. I would like to express my sincere appreciation to them all. My place as Chairman will be taken by Harry Hill, who has been an inspirational leader over the 19 years he has occupied the Group Managing Director's chair. I wish him and his worthy successor, Grenville Turner, further success in the future. We will also be bidding farewell to Peter Mason who has sat on the board since 1992, initially as a representative of Guardian Assurance, at the time a major shareholder, and since 1999, as an independent Non-Executive Director. His contribution has been most valuable. On your behalf I would like to thank him and wish him all success.

We are keen to ensure that we have a talented layer of management when the present generation of senior colleagues retire. To this end we have conducted a review of our management development and succession strategies. The result is a comprehensive new programme of training and talent management which will be rolled out through 2007.

OUTLOOK

The record pipelines brought forward have ensured a healthy start to 2007. January and February new business across all divisions has broadly met our expectations. It is perhaps too early for the recent interest rate increase to have affected the market, which thus far has taken it and the previous increases in its stride. Whilst we nticipate the rate of increase in house price growth slowing, we currently see no sign of the volume of transactions falling below the normal levels we have experienced in the recent past. In the absence of further significant interest rates rises and any broader negative economic events, we believe the market is sustainable at this level. This being the case, we expect another very satisfactory year.

ESTATE AGENCY DIVISION

The results of the Estate Agency Division for 2005 have been restated to exclude the Lettings Division which is now reported separately.

Estate agency	2006	2005	Change
Turnover	**£361.8m**	£278.9m	30%
Operating profit	**£53.5m**	£8.5m	529%
House exchanges	**103,252**	85,106	21%
Average commission	**1.66%**	1.66%	-
Average house price	**£193,500**	£179,300	8%
Average employees per branch	**5.4**	5.1	6%
Closing pipeline - value	**£71.5m**	£63.1m	13%
- number of offers	**21,596**	19,600	10%
Branches at year end	**1,059**	1,064	-
Headcount (average FTE)	**6,454**	6,163	5%

Residential Estate Agency

Recent figures published by the Land Registry appear to have confirmed that volumes of house sales in 2006 returned to more normal levels, close to the long-run average. Our own experience bears this out and, furthermore, the seasonal pattern of sales arranged, exchanges and pipeline were as expected. Our offices completed 21% more house exchanges than in 2005, compared to the growth in transactions recorded by The Land Registry of 16.7% – an excellent performance.

As the year wore on, a market-wide shortage of sales instructions led to pressure on commission rates and our estate agency management did well to hold these at 1.66% in the second half of 2006. Although the rate of increase in the average price of the houses we sold appears to have been slightly below the national average, we nevertheless achieved a healthy 8.4% uplift in the average fee per sale.

In order to capitalise on the improved market conditions, additional employees have been recruited. Despite this, and other cost increases associated with a more active market, there was a significant increase in margin in the second half of the year and over the previous year as a whole.

Franchising

Our franchising division recorded its best ever results. As our franchisees gained in experience and skills, the like-for-like growth in volume easily outstripped the housing market performance. Since we started our estate agency franchise business, a number of competitors have entered this market. Nevertheless, the combination of our well known Bairstow Eves brand, and our well established support and development package, continues to attract new franchisees. We believe we can continue to add further to the network, which makes a valuable contribution to our overall market presence.

H_2O Homes Overseas Countrywide

We have continued to find it difficult to achieve a satisfactory return from operating our own outlets in Spain. Whilst we maintain our belief that there is a good level of demand amongst our estate agency clients for overseas property, we have concluded that this is best satisfied by a specialist operator able to offer a broader range of destinations. As mentioned in the Chairman's Statement, we have decided to exit this market as a direct operator and are conducting a closed sale of our existing operation.

LETTINGS DIVISION

	2006	2005	Change
Turnover	**£43.9m**	£39.1m	12%
Operating profit	**£8.0m**	£5.6m	43%
Properties under management at year end			
Retail	**18,943**	18,026	5%
Corporate	**36,381**	34,975	4%
Number of retail branches at year end	**134**	129	4%
Headcount (average FTE)	**930**	867	7%

Countrywide Residential Lettings

All parts of Countrywide Residential Lettings business achieved good growth in both income and, through strict cost control, profits. Income increased by slightly under £4.0 million, whilst profits moved from £5.2 million to £6.6 million - a 27% gain.

The number of managed properties, across all divisions, rose to a record 54,300. At the year end the corporate division had a pipeline of new business in excess of 16,000 units. The Retail Division completed well over 17,000 new lettings during the year.

Historically the majority of the retail lettings offices have been located in estate agency offices. Experience has proved that moving into stand alone offices can be more profitable, and during the year four existing offices were converted to stand alone. In addition four additional offices were added to the portfolio.

After a slow start to the year market conditions became quite buoyant. We saw an increase in demand during 2006 with the number of applicants looking to rent from us rising by 11.3% to 101,000; the majority of whom are under 35 years old and looking for property up to £800 per calendar month (pcm). Supplies of stock reduced by 7.8% during the year whilst the average rent of our portfolio increased from £599 pcm at the start of the year to £624 pcm in December, a 4.2% increase.

Our own branded landlord's insurance, "Lets-Cover", saw a 56% growth as a direct result of the addition of 2 sales support staff and improved desk top technology within the branches.

The Corporate Division saw profits rise to £2.2 million, as a result of its growth in the leasehold management market and through the addition of specialist commercial property management for pension fund providers.

We regard the lettings market as an important growth area for the group. This growth will be achieved through a selective acquisition programme, together with organic growth. The first of a number of targeted acquisitions was completed in February 2007 and brings with it a professional practice with 1,100 managed properties in Nottingham. In addition we plan to move another 40 offices to their own stand alone premises during the next 3 years.

PKL

PKL operates our Central London lettings business, trading under the John D Wood, Faron Sutaria and Gascoigne Pees brands. It enjoyed a much more successful year in 2006. Income improved by 20%, aided by an 8% increase in average rentals, whilst costs were well-controlled, assisted by the outsourcing of part of the back-office process. As a result, the contribution from this business increased to £1.4 million.

FINANCIAL SERVICES DIVISION

	2006	2005	Change
Turnover	**£91.6m**	£74.5m	23%
Operating profit	**£21.0m**	£11.7m	79%
Life protection policies	**49,811**	33,814	47%
Total mortgages arranged	**61,354**	48,432	27%
Value	**£7.1bn**	£5.1bn	39%
Panel mortgages arranged	**56,097**	41,151	36%
Value	**£6.5bn**	£4.3bn	51%
General insurance polices arranged	**56,711**	42,027	35%
Conversion rate (% of house exchanges)			
Mortgages	**59.4%**	54.9%	
Life polices	**48.2%**	39.7%	
General insurance	**54.7%**	49.4%	
Headcount (average FTE)	**1,454**	1,374	6%

The financial services division, comprising the estate agency based mortgage consultants and our mortgage and insurance processing centres, had a very good year.

In addition to the benefit accruing from a more active housing market and higher house prices, a number of other factors contributed to this success. We further increased the number of mortgage consultants servicing clients in the ex-BBG estate agency offices and, as the consultants based in these offices gained experience, their productivity and conversion rates improved.

The number of life assurance policies arranged increased significantly over the previous year. This was largely due to the more competitive pricing introduced last year.

As mentioned earlier, in conjunction with Axa, our general insurance product provider, we conducted a comprehensive review of our product features and benefits and pricing, with the aim of improving our competitive position. This review was completed mid-year and, following the re-launch in October, we immediately experienced an increase in the uptake of these products by our mortgage clients. We believe that retention of these clients will also improve, to the benefit of profitability in future years.

High staff turnover amongst consultants is the bane of the financial services industry. The excellent training and development our consultants receive is now complemented by the new national remuneration structure aimed at ensuring that we retain staff. Whilst this has resulted in an increase in fixed costs, we have already seen a beneficial reduction in staff turnover.

SURVEYING AND VALUATION

	2006	2005	Change
Turnover	**£136.8m**	£118.1m	16%
Operating profit – before non-recurring income	**£26.7m**	£18.7m	43%
– profit on disposal of Commercial Surveying business	**£2.0m**	-	
Operating profit	**£28.7m**	£18.7m	53%
Valuations and survey instructions completed	**697,305**	639,028	9%
Headcount (average FTE)	**1,468**	1,678	-13%

This division experienced a good recovery in 2006 growing its market share. Bank of England statistics reveal that whilst the number of mortgage approvals for house purchase increased broadly in line with property sales, those for remortgages fell year-on-year. The growth in mortgage surveys and valuations achieved by the business just surpassed the growth in the combined number of mortgage approvals.

Despite this growth in market share, a number of factors meant that for much of the year, average surveyor productivity was below the optimum. In the first six months, there was a disruptive effect arising from the preparation for the introduction of Home Condition Reports. Similarly, during the year the "Enterprise" system was rolled out and time was spent in training and familiarisation on the new system. Towards the end of the

year, as confidence and expertise in the new system increased, productivity improved and there are further gains to be made. One consequence of this reduced productivity was an increase in the proportion of instructions panelled to external surveyors lowering our margins. However, this materially reduced in the final quarter of the year.

The proposed introduction of HIPs also had a destabilising effect on the market for surveyors, as the industry came to terms with the potential shortage of home inspectors. As a result, we enhanced the remuneration packages offered to our surveyors, particularly the commission element that can be earned by the achievement of higher productivity.

CONVEYANCING DIVISION

	2006	2005	Change
Turnover	**£22.7m**	£19.1m	19%
Operating loss – before non-recurring losses	**£(0.2)m**	£(7.7)m	97%
- write off of computer software and associated contracts	**-**	£(5.5)m	
- goodwill impairment	**£(2.4)m**	-	
- business closure costs	**£(2.1)m**	-	
Operating loss	**£(4.7)m**	£(13.2)m	64%
Completions	**66,751**	53,367	25%
In-house	**27,676**	24,089	15%
Panelled	**30,251**	22,231	36%
Remortgages	**8,824**	7,047	25%
Headcount (average FTE)	**591**	591	-

Residential conveyancing
This business achieved a pleasing improvement in its results in 2006, increasing its contribution to operating profits by some £7.5 million.

Following the successful installation of the replacement computer system, capacity has improved over 2005, resulting in an encouraging uplift in completions. This increase in capacity has reduced the number of cases panelled to external lawyers, although further capacity growth is necessary to reduce this to a desired level.

The replacement system carries lower depreciation and other IT costs. In addition, the implementation of the system has enabled the central call centre to be disbanded whilst new employees have been recruited in the three Property Law Centres. This has not only reduced overheads, but will also lead to better service in the centres.

As our manufacturing capacity increases, our panel management operation will receive less internal instructions resulting in reduced throughput. In addition, at the end of last year, it unsuccessfully tendered for the renewal of a contract (which was in force when we acquired the business) with one of its major clients. IFRS rules require us to conduct annual impairment reviews of all goodwill. Such reviews can only take account of approved business plans and the contracts in force, or expected to be achieved, at the date of the review. As a result we have reduced the value of the goodwill by £2.4 million.

Remortgage conveyancing
Due to cut-throat competition in pricing, this business failed to win either of the two major contracts on offer in the second half of 2006. As a result, we have concluded that in the foreseeable future it will be unable to achieve the volume levels anticipated and required to trade at a satisfactory level of profitability. No further instructions are being accepted, and the pipeline is being run down, with a view to closure of the unit at the end of April. A provision of £2.1 million has been made for closure.

JOINT VENTURES AND ASSOCIATES

	2006	2005	Change
Turnover	**£16.9m**	£17.2m	-2%
Profit after tax	**£1.4m**	£1.0m	40%
Profit on disposal	**£19.4m**	£2.6m	646%

Rightmove plc (21.5% owned)
We have consolidated our share of the profits and net assets announced by Rightmove in its preliminary announcement on 2 March. As can be seen more fully in that announcement, Rightmove had an excellent year following its successful flotation in March 2006. At close of business on 12 March 2007, our 21.5% holding in Rightmove was worth £140 million.

T M G Holdings Limited (33.3% owned)
Our new joint venture partners are now directing search requirements to this operation. This, together with the benefit of additional clients gained by the business and an extension of the product range into the commercial sector, has resulted in an increase in turnover of £7.6 million over 2005. Profit before tax, 33% of which is accounted for in our results, has increased by over 1000%.

CENTRAL COSTS

Central costs in 2006 totalled £10.9 million (2005: £4.9 million). However, underlying central costs for 2006 were £6.9 million compared to £4.6 million in 2005. The increase is principally due to bonuses being earned at maximum level in 2006, a special bonus earned by H D Hill and the cost of the group-wide deferred bonus scheme which has been accrued centrally; £825,000. In addition, we have provided a further £4.0 million in respect of liabilities arising from our unsuccessful appeal against the judgment in the case brought by the owners of a former subsidiary, and other similar claims.

Christopher Sporborg
12 March 2007

Group Income Statement
for the year ended 31 December 2006

	Note	2006 £'000	2006 £'000	2005 £'000	2005 £'000
Revenue	3		**654,204**		528,164
Other income			**17,399**		14,264
Exceptional income					
– Profit on disposal of freehold properties			-		4,982
			671,603		547,410
Employee benefit costs	4		**(361,172)**		(317,007)
Depreciation, amortisation and impairment			**(12,089)**		(10,872)
Other expenses:					
Regular expenses		**(202,828)**		(182,608)	
Exceptional items:					
- Abortive transaction costs		**(3,270)**		-	
- Write of computer software and associated contracts		-		(5,540)	
			(206,098)		(188,148)
Group operating profit before exceptional items		**95,514**		31,941	
- Exceptional items (net)		(3,270)		(558)	
Group operating profit	3		**92,244**		31,383
Finance expense			**(1,595)**		(5,603)
Finance income			**2,346**		2,252
Share of profit post tax from joint ventures and associates			**1,411**		1,014
Profit on part disposal of joint venture and associated undertakings			**19,357**		2,621
Profit before taxation			**113,763**		31,667
Taxation	5		**(31,907)**		(4,468)
Profit attributable to equity shareholders			**81,856**		27,199
Earnings per share Basic	6		**47.22p**		15.45p
Diluted	6		**46.53p**		15.37p

Group Statement of Recognised Income and Expense
for the year ended 31 December 2006

	2006 £'000	2005 £'000
Foreign exchange translation differences	**(25)**	(6)
Actuarial losses arising in the pension scheme	**(1,455)**	(2,619)
Deferred tax adjustment arising on the pension scheme assets and liabilities	**437**	786
Deferred tax movement in relation to share-based payments	**105**	-
Share of movements recorded directly in equity by joint ventures and associated undertakings	**1,076**	500
Income and expense recognised directly in equity	**138**	(1,339)
Profit for the year	**81,856**	27,199
Total income and expense recognised for the year attributable to equity shareholders	**81,994**	25,860

Group Balance Sheet as at 31 December 2006

	2006 £'000	2005 £'000
Assets		
Non-current assets		
Intangible assets:		
Goodwill	**30,685**	37,737
Other intangible assets	**6,143**	6,164
Property, plant and equipment	**22,780**	22,397
Investments accounted for using the equity method:		
Investments in joint ventures and associated undertakings	**6,462**	3,738
Other investments	**1,233**	1,225
Other receivables	**123**	1,401
Deferred tax asset	**10,192**	11,479
Total non-current assets	**77,618**	84,141
Current assets		
Trade and other receivables	**86,440**	78,006
Cash and cash equivalents	**64,370**	6,987
Total current assets	**150,810**	84,993
Total assets	**228,428**	169,134
Capital and reserves attributable to the equity shareholders of the company		
Share capital	**8,543**	8,872
Share premium	**30,452**	30,213
Capital redemption reserve	**50**	50
Capital reserve	**(433,829)**	(433,829)
Treasury share reserve	**(35,766)**	(6,216)
ESOP share reserve	**(3,588)**	(571)
Other reserves	**1,109**	1,109
Translation reserve	**186**	211
Retained earnings	**493,400**	423,584
Total shareholders' equity	**60,557**	23,423
Non-current liabilities		
Financial liabilities – loans and borrowings	**-**	5,000
Defined benefit scheme liabilities	**15,867**	15,514
Provisions	**10,674**	9,654
Deferred income	**18,223**	18,060
Total non-current liabilities	**44,764**	48,228
Current liabilities		
Trade and other payables	**95,354**	82,399
Provisions	**11,231**	10,130
Current tax liabilities	**16,522**	4,954
Total current liabilities	**123,107**	97,483
Total liabilities	**167,871**	145,711
Total equity and liabilities	**228,428**	169,134

Group Cash Flow for the year ended 31 December 2006

	Note	2006 £'000	2006 £'000	2005 £'000	2005 £'000
Cash flows from operating activities					
Cash generated from operations	8		**111,638**		45,021
Interest paid			**(10)**		(5,800)
Tax paid			**(18,512)**		(5,069)
Net cash from operating activities			**93,116**		34,152
Cash flows from investing activities					
Acquisition of subsidiaries, net of cash acquired		**(178)**		(1,008)	
Purchase of investments		**-**		(10)	
Purchase of property, plant and equipment		**(8,259)**		(5,510)	
Purchase of intangible assets		**(2,245)**		(1,407)	
Proceeds from sale of property, plant and equipment		**794**		11,021	
Proceeds from part disposal of joint ventures and associated undertakings		**20,246**		3,412	
Purchase of additional holding in joint venture		**(1,086)**		-	
Proceeds from disposal of business		**4,340**		-	
Dividend received from associated undertaking		**428**		1,537	
Interest received		**1,995**		2,193	
Net cash generated from investing activities			**16,035**		10,228
Cash flows from financing activities					
Proceeds from issue of share capital		**400**		28,943	
Proceeds from disposal of own shares		**-**		268	
Repayment of term loan		**(5,000)**		(70,000)	
Buyback of shares		**(30,211)**		(6,300)	
Purchase of own shares in ESOP		**(3,017)**		-	
Dividend paid		**(13,940)**		(9,405)	
Net cash used in financing activities			**(51,768)**		(56,494)
Net increase/(decrease) in cash and cash equivalents			**57,383**		(12,114)
Cash and cash equivalents at 1 January			**6,987**		19,101
Cash and cash equivalents at 31 December			**64,370**		6,987

1. **Basis of preparation**
These financial statements have been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and Interpretations (collectively 'IFRS') issued by the International Accounting Standards Board ('IASB') and endorsed for use by companies in the EU, and with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

2. **Status of financial information**
The financial information contained in this preliminary announcement does not constitute the Company's consolidated statutory financial statements for the years ended 31 December 2006 or 2005, but is derived from those financial statements. The financial statements for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The financial statements for the year ended 31 December 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

The annual report and financial statements will be posted to shareholders on 19 March 2007. Copies of which will also be available from the Company Secretary, Countrywide plc, Countrywide House, Perry Way, Witham, Essex CM8 3SX.

3. Segment results

Revenue	External sales £000	Inter-segment sales £000	2006 £000	External sales £000	Inter-segment sales £000	2005 £000
Estate Agency	359,417	2,405	361,822	277,403	1,414	278,817
Lettings	43,913	-	43,913	39,086	-	39,086
Financial Services	91,299	278	91,577	74,473	-	74,473
Surveying and Valuation	136,844	-	136,844	118,075	-	118,075
Conveyancing	22,731	-	22,731	19,127	-	19,127
Eliminations	-	(2,683)	(2,683)	-	(1,414)	(1,414)
Total	654,204	-	654,204	528,164	-	528,164

Segment Result	Underlying results for 2006 £000	Non-recurring items 2006 £000	2006 £000	Underlying results for 2005 £000	Non-recurring items 2005 £000	2005 £000
Estate Agency	53,470	-	53,470	8,500	-	8,500
Lettings	7,963	-	7,963	5,589	-	5,589
Financial Services	20,973	-	20,973	11,713	-	11,713
Surveying and Valuation	26,733	1,999	28,732	18,722	-	18,722
Conveyancing	(250)	(4,443)	(4,693)	(7,657)	(5,540)	(13,197)
	108,889	(2,444)	106,445	36,867	(5,540)	31,327
Unallocated Expenses	(6,931)	(4,000)	(10,931)	(4,611)	(315)	(4,926)
Profit on disposal of properties	-	-	-	-	4,982	4,982
Abortive transaction costs	-	(3,270)	(3,270)	-	-	-
Operating profit	101,958	(9,714)	92,244	32,256	(873)	31,383

4. Staff costs

	2006 £'000	2005 £'000
Wages and salaries	317,416	280,276
Defined contribution pension cost	6,349	5,442
Other long-term employee benefits	825	225
Share-based payment expense	1,442	566
Employer's national insurance contributions and similar taxes	35,140	30,498
	361,172	317,007

5. Taxation

Analysis of tax charge in the year	2006 £'000	2005 £'000
Current tax	**30,078**	7,649
Deferred tax	**1,829**	(3,181)
Taxation	**31,907**	4,468

The tax charge for the year differs from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit on ordinary activities before tax	**113,763**	31,667
Profit on ordinary activities multiplied by the rate of corporation tax in the UK of 30% (2005 - 30%)	**34,129**	9,500
Effects of:		
Utilisation of unprovided trading losses	**-**	(86)
Profits from joint venture and associates	**(479)**	(1,091)
Share options	**(304)**	(394)
Abortive transaction costs disallowed	**981**	-
Other expenses not deductible	**1,139**	193
Utilisation of unprovided capital losses	**(631)**	(2,056)
Goodwill impairment	**708**	-
Overseas trading losses	**2,115**	(1,598)
Capital gains eligible for Substantial Shareholder Exemptions	**(5,751)**	-
Total taxation charge	**31,907**	4,468

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

	Asset/ (liability) £'000	**2006 (Charged)/ credited to income £'000**	**(Charged)/ credited to equity £'000**
Capital allowances	**2,212**	**60**	**-**
Employee pension liabilities	**5,275**	**(1,499)**	**437**
Share options	**1,647**	**321**	**105**
Other temporary and deductible differences	**1,058**	**1,204**	**-**
Overseas losses	**-**	**(1,915)**	
	10,192	**(1,829)**	**542**

	Asset/ (liability) £'000	2005 (Charged)/ credited to income £'000	(Charged)/ credited to equity £'000
Capital allowances	2,152	987	-
Employee pension liabilities	6,337	382	786
Share options	1,221	285	-
Other temporary and deductible differences	(146)	(388)	-
Overseas losses	1,915	1,915	
	11,479	3,181	786

A deferred tax asset has not been recognised in respect of unused capital losses £32,939,000 (2005: £32,097,000).

6. Earnings per share

	2006 £'000	2005 £'000
Numerator		
Earnings used in basic EPS and diluted EPS		
Profit for the year	**81,856**	27,199
Denominator	**000's**	000's
Weighted average number of shares used in basic EPS	**173,356**	176,082
Effects of:		
Employee share options	**2,553**	862
Weighted average number of shares used in diluted EPS	**175,909**	176,944
	Pence	Pence
Basic EPS	**47.22**	15.45
Diluted EPS	**46.53**	15.37
Underlying EPS	**41.62**	14.78

Underlying earnings per ordinary share is calculated before the exceptional and non-recurring items and the profit on the part disposals of the associated undertakings and joint ventures. A reconciliation of the basic earnings for the year to the underlying earnings is presented below:

All items stated net of taxation	2006 £'000	2005 £'000
Basic earnings for the year	**81,856**	27,199
Abortive transaction costs	**3,270**	-
Profit on disposal of freehold properties	**-**	(4,982)
Write off of computer software and associated contracts	**-**	3,878
Dividend from insurance cell	**-**	(985)
Business closure costs	**1,724**	-
Profit on disposal of business	**(1,399)**	-
Profit on part disposal of associated undertakings and joint ventures	**(19,357)**	-
Legal claim	**3,700**	910
Goodwill impairment	**2,360**	-
Underlying earnings for the year	**72,154**	26,020

7. *Dividend*

	2006 £'000	2005 £'000
Final dividend at 3.0p (2005: 4.5p) per 5p share proposed and paid during the year relating to the previous year's results	**5,273**	7,625
Interim dividend of 5.0p (2005: 1.0p) per 5p share paid during the year	**8,667**	1,780
	13,940	9,405

In addition, the Directors intend to pay a second dividend in lieu of a final dividend in respect of the financial year ending 31 December 2006 of 10.0p per share which will absorb an estimated £16,968,000 of Shareholders' Funds if the offer from Apollo is unsuccessful.

8. Cash flow from operating activities

Reconciliation of profit before taxation to cash generated from operations:

Cash generated from operations	2006 £'000	2005 £'000
Profit before taxation	113,763	31,667
Adjustments for:		
Depreciation	7,235	8,102
Amortisation of intangible assets	1,736	2,770
Impairment charge	3,118	-
Share-based payments	1,442	566
Profit on sale of investments	(19,357)	(7,603)
Profit on sale of business	(1,999)	-
Income from joint ventures and associates	(1,411)	(1,014)
Movement on provisions	2,072	2,738
Profit on sales of fixed assets and intangibles	(428)	(232)
Exceptional write off of computer software and associated contracts	-	5,540
Finance expense	1,595	5,603
Finance income	(2,346)	(2,252)
Changes in working capital (excluding affects of acquisitions and disposals of Group undertakings):		
Increase in trade and other receivables	(5,187)	(4,596)
Increase in trade and other payables	11,405	3,732
Cash generated from operations	111,638	45,021

9. Forward-looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 March 2007

The Board of Directors ("Board") of Countrywide plc ("Countrywide" or "the Company") refers to the announcement on 2 February 2007 in which it stated that Mr Christopher Sporborg, Chairman and Mr Peter Mason, Non-executive Director of the Company, will retire from the Board on 13 March 2007 when the Company announces its preliminary results for the year ended 31 December 2006. On the same day, Mr Harry Hill will succeed Mr Sporborg as Non-executive Chairman of the Company.

In light of the announcement on 2 March 2007 of the recommended offer for the entire issued and to be issued share capital of Countrywide by Castle Holdco 4, Ltd. (the "Offer"), the Board announces that the retirement of Mr Sporborg and Mr Mason will be deferred until the outcome of the Offer is known. Mr Hill will also remain as an Executive Director of the Company.

A further announcement will be made in due course when the outcome of the Offer is known.

Director/Company Secretary
Countrywide plc

For enquiries:

C H Sporborg	Tel:	+44(0) 1376 533 700
Grenville Turner		
Harry Hill		

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 8 March 2007 from an official of Prudential plc.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 7 March 2007, Prudential plc and its subsidiary company, The Prudential Assurance Company Limited, of Lawrence Poutney Hill, London EC4R 0HH have a notifiable interest in and are the direct holders of 5,432,610 ordinary shares in Countrywide plc. This equates to 3.18% of the issued share capital of 170,862,067 shares.

They have decreased their holding from 6,093,917 shares, as reported on 10 March 2006 to 5,432,610 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.152-5101Prudentialsl(ps)le080307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 8 March 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 6 March 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 7,306,951 ordinary shares of Countrywide plc. This equates to 4.28% of the issued share capital of 170,862,067 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have increased their holding from 6,510,281 shares in Countrywide plc, as reported on 28 February 2007 to 7,306,951 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.153-5101CreditSuissesl(pw)le090307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 7 March 2007 from an official of Citigroup Global Market UK Equity Limited.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 7 March 2007, the holding of Citigroup Global Market UK Equity Limited of Citygroup Centre, Canada Square, Canary Wharf, London E14 5LB have a notifiable interest in and are the direct holders of 5,187,312 ordinary shares in Countrywide plc. This equates to 3.04% of the issued share capital of 170,862,067.

This is the first notification we have received.

Director/Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 March 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 6 March 2007 from an official of JANA Partners LLC.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 5 March 2007, the holding of JANA Partners LLC of 201 Post Street, San Francisco CA 94108 fell below 3% in Countrywide plc.

They previously notified that their holding was 9,389,800 shares in Countrywide plc as reported on 12 January 2007.

~~Direc~~tor/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.150-5101JANAsl(ps)le080307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 7 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 6 March 2007, the holding of Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct holders of 8,269,582 ordinary shares in Countrywide plc. This equates to 4.84% of the issued share capital of 170,862,067 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have increased their holding from 5,919,046 shares, as reported on 7 March 2007 to 8,269,582 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.149-5101DeutscheBanksl(ps)le080307

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

7 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 7 March 2007 from an official of Lehman Brothers International (Europe).

In compliance with the Disclosure and Transparency Rules, they confirm that as at 5 March 2007, Lehman Brothers International (Europe) of 25 Bank Street, London E14 5LE have a notifiable interest in and are the direct shareholders of 10,863,779 ordinary shares of Countrywide plc. This equates to 6.36% of the issued share capital of 170,862,067 shares.

They previously notified that their holding fell below 3%, as reported on 16 January 2007. They now have 10,863,779 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.148-5101Lehman Brossl(pw)le070307

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

7 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 6 March 2007 from an official of ING Bank N.V.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 5 March 2007, ING Bank N.V. of London Branch, 60 London Wall, London EC2M 5TQ have a notifiable interest in and are the indirect share holders of 6,731,000 ordinary shares of 5p in Countrywide plc. This equates to 3.94% of the issued share capital of 170,862,067 shares.

This is the first notification we have received.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
A Clarke
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.146-5101INGBanksl(ps)le070307

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

7 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 6 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 5 March 2007, the holding of Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct holders of 5,919,046 ordinary shares in Countrywide plc. This equates to 3.46% of the issued share capital of 170,862,067 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously notified that their holding fell below 3%, as reported on 1 March 2007. They now hold 5,919,046 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.147-5101DeutscheBanksl(ps)le070307

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Rule 2.10 Announcement
Released	16:46 05-Mar-07
Number	PRNUK-0503

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

5 March 2007

COUNTRYWIDE PLC ('COUNTRYWIDE')

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,862,067 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

257

5 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
3,398,803	05.03.07	2,549	2,549	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,396,254 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,862,067.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.144-5101TreasurySharessI(ps)050307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 28 February 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 27 February 2007, the holding of Deutsche Bank AG, and its subsidiary companies fell below 3% in Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously notified that they held 5,183,285 shares, equivalent to 3.03%, in Countrywide plc, as reported on 27 February 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.142-5101DeutscheBanksl(ps)lc010307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

354

28 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 27 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 6,510,281 ordinary shares of Countrywide plc. This equates to 3.81% of the issued share capital of 170,859,518 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have decreased their holding from 7,272,866 shares in Countrywide plc, as reported on 23 February 2007 to 6,510,281 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.141-5101CreditSuissesl(pw)lc280207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 February 2007

Countrywide plc – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following.

Countrywide plc's capital consists of 179,258,321 ordinary 5p shares with voting rights of which 8,398,803 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,859,518.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.139-5101 Voting Rightssl(ps)lc280207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 February 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 February 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct shareholders of 5,183,285 ordinary shares in Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously notified that they had no notifiable interest in Countrywide plc, as reported on 21 February 2007. They now hold 5,183,285 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 22 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 20 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 7,272,866 ordinary shares of Countrywide plc. This equates to 4.26% of the issued share capital of 170,859,518 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have increased their holding from 5,524,417 shares in Countrywide plc, as reported on 20 February 2007 to 7,272,866 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.138-5101CreditSuissesl(pw)le230207

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:54 22-Feb-07
Number	PRNUK-2202

22 February 2007

Transparency Obligations Directive

(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 22 February 2007 from an official of Cantor Fitzgerald Europe.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 21 February 2007, the shareholding of Cantor Fitzgerald Europe of 17 Crosswall, London EC3N 2LB, fell below 3% in Countrywide plc.

They previously notified their shareholding in Countrywide plc was 6,198,415 shares, as reported on 7 February 2007.

Director/Secretary

Countrywide plc

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 19 February 2007 from an official of Majedie Asset Management Ltd (MAML).

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 14 February 2007, Majedie Asset Management Ltd of 1 Carey Lane, London EC2V 8AE have a notifiable interest in and are the indirect share holders of 9,437,872 ordinary shares of 5p in Countrywide plc. This equates to 5.52% of the issued share capital of 170,859,518 shares.

This is the first notification we have received.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.135-5101Majestics!(ps)le210207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 20 February 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 20 February 2007, the direct shareholding of Deutsche Bank AG, and its subsidiary companies fell below 3% in Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously notified that they held 5,346,608 shares in Countrywide plc, as reported on 19 February 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.136-5101 DeutscheBanksl(ps)le210207

y47

Company	Apollo Management L.P.
TIDM	
Headline	Statement re Possible Offer
Released	07:00 21-Feb-07
Number	5933R

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction.

21 February 2007

APOLLO MANAGEMENT VI, L.P. ("Apollo")

Possible Offer for Countrywide plc

Apollo announces that it has made a proposal to the Board of Countrywide plc ("Countrywide" or the "Company") regarding a possible recommended offer which may be made on behalf of investment funds affiliated with Apollo and which would value each Countrywide share at approximately 590 pence, consisting of

- 505 pence in cash per Countrywide share, plus
- an *in specie* distribution of the Company's entire 21.5 per cent holding in Rightmove plc ("Rightmove"), worth approximately 85 pence per Countrywide share based on the closing price of a Rightmove share of 512.25 pence on 20 February 2007, being the last business day prior to the date of this announcement. The distribution will be on terms broadly equivalent to those offered by the company established by 3i Investors, Charlie Holdco 4 Limited.

Apollo has also proposed allowing shareholders to exchange some or all of the cash receivable under the possible offer for an ongoing unlisted investment in the Company, subject amongst other things to an aggregate limit of £100 million.

Apollo has completed its due diligence and negotiation of its financing arrangements.

Apollo's proposal is conditional on receiving indications of support from a number of Countrywide's significant shareholders, particularly from certain of those shareholders who voted against the offer from Charlie Holdco 4 Limited. These indications of support would need to be sufficient to assure Apollo of the likely success of any possible offer. Apollo is currently in talks with certain Countrywide shareholders with a view to obtaining such indications of support.

There can be no certainty that a formal offer for Countrywide will ultimately be forthcoming or that, if made, an offer will be on the foregoing terms. A further announcement will be made as appropriate.

Credit Suisse is acting as lead financial adviser and corporate broker to Apollo.

Deutsche Bank AG and Goldman Sachs International are acting as joint financial advisers to Apollo.

Contacts:
Credit Suisse

Zachary Brech (Mergers & Acquisitions)	+44 (0) 207 888 8888
John Hannaford (Corporate Broking)	+44 (0) 207 888 8888

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The release, publication or distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions. This announcement has been prepared for the purpose of complying with English law and the City Code on Takeovers and Mergers (the "Code") and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Countrywide, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Countrywide by Apollo or Countrywide, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

In addition, as a consequence of Rightmove shares being included in the offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Apollo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transactions on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than Apollo for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Apollo and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than Apollo for providing the protections afforded to clients of

Deutsche Bank AG nor for providing advice in relation to this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Apollo and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than Apollo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to this announcement or any matter referred to herein.

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

20 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 15 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 5,524,417 ordinary shares of Countrywide plc. This equates to 3.23% of the issued share capital of 170,859,518 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They previously notified that they had no notifiable interest in Countrywide plc, as reported on 19 February 2007. They now hold 5,524,417 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.133-5101CreditSuissesl(pw)lc200207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No. 140680 WITHAM 4
Video Conference No: 01376 500231

19 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 February 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 16 February 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct shareholders of 5,346,608 ordinary shares of Countrywide plc. This equates to 3.13% of the issued share capital of 170,859,518 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously notified that they had no notifiable interest in Countrywide plc, as reported on 26 January 2007. They now hold 5,346,608 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.132-5101DeutscheBanksl(ps)lc190207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 16 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 14 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International hold below 3% ordinary shares of Countrywide plc.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They previously held 6,781,323 shares in Countrywide plc, as reported on 8 February 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 14 February 2007 from an official of Legal & General Investment Management.

In compliance with the Disclosure and Transparency Rules, they confirm that Legal & General Group plc, of Temple Court, 11 Queen Victoria Street, London EC4N 4TP have a notifiable interest in the ordinary shares of Countrywide plc and that such notifiable interest is held by the following holders:

Registered Holder	**Number of shares**	**Percentage**
Legal & General Assurance (Pension Management) Limited	6,557,954	3.83%

The controlled undertakings through which the voting rights are held are listed below:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (6,557,954-3.83% = LGAS, LGPL & PMC)

Legal & General Investment Management Holdings Limited (Direct) (LGIMHD) (5,692,727-3.33% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (5,692,727-3.33% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

This equates to 3.83% of the issued share capital of 170,859,518 shares. They have increased their holding from 5,301,716 shares, reported on 15 June 2004 to 6,557,954 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.130-5101Legal&Gensl(ps)le150207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 14 February 2007 from an official of Brahman Capital Corp.

In compliance with the Disclosure and Transparency Rules, they confirm that as a result of sales made on 12 February 2007, Braham Capital Corp., of 655 Third Avenue, 11th Floor, New York NY10017, as investment manager for various funds accounts, have a notifiable interest in the ordinary shares of Countrywide plc and that such notifiable interest is below 3%, based on the issued share capital of 170,859,518 shares:

Registered Holder	Number of shares	Percentage
Bear Stearns & Co	2,969,200	1.74%
Goldman Sachs & Co	1,910,600	1.12%
TOTAL	4,879,800	2.86%

They have decreased their holding from 5,159,800, reported on 29 January 2007 to 4,879,800 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.129-5101 Braham CapCorpsl(ps)le140207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

741

8 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 7 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 5 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 6,781,323 ordinary shares of Countrywide plc. This equates to 3.97% of the issued share capital of 170,859,518 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have decreased their holding from 7,327,000 shares in Countrywide plc, as reported on 7 February 2007 to 6,781,323 shares.

Director/Secretary
Countrywide plc

c.c. H.D. Hill
G. Turner
M.C. Nower
J. Pleumeekers)
J. Coddington) > Hawkpoint
M. Luen)
M. Franklin)

CS1.4.128-5101CreditSuissesl(pw)le080207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

7 February 2007

740

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 6 February 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 2 February 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 7,327,000 ordinary shares of Countrywide plc. This equates to 4.29% of the issued share capital of 170,859,518 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have increased their holding from 5,490,677 shares in Countrywide plc, as reported on 1 February 2007 to 7,327,000 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.126-5101CreditSuissesl(ps)le070207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

7 February 2007

231

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 7 February 2007 from an official of Cantor Fitzgerald Europe.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 6 February 2007, Cantor Fitzgerald Europe of 17 Crosswall, London EC3N 2LB, have a notifiable interest in and are the direct share holders of 6,198,415 ordinary shares of 5p in Countrywide plc. This equates to 3.63% of the issued share capital of 170,859,518 shares.

They have decreased their shareholding in Countrywide plc from 8,145,000 shares as reported on 6 February 2007 to 6,198,415 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.127-5101CantorFitzgeraldsl(ps)le070207

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2346

6 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 6 February 2007 from an official of Cantor Fitzgerald Europe.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 5 February 2007, Cantor Fitzgerald Europe of 17 Crosswall, London EC3N 2LB, have a notifiable interest in and are the direct share holders of 8,145,000 ordinary shares of 5p in Countrywide plc. This equates to 4.77% of the issued share capital of 170,859,518 shares.

They have increased their shareholding in Countrywide plc from 7,598,000 shares as reported on 30 January 2007 to 8,145,000 shares.

~~Director~~/Secretary
Countrywide plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

2-47

PRESS ANNOUNCEMENT

EMBARGOED FOR RELEASE AT 7.00AM

5 February 2007

COUNTRYWIDE PLC ("COUNTRYWIDE" OR THE "COMPANY")

The Board of Countrywide notes the speculation in the weekend press regarding a possible offer for Countrywide. The Board confirms that since the announcement on 26 January 2007 that the scheme to implement Charlie Holdco 4 Limited's offer for Countrywide had lapsed, it has received a preliminary approach (from a party unconnected with 3i Investments plc, Charlie Holdco 4 Limited or the executive directors of Countrywide), which may or may not lead to an offer being made for the entire issued and to be issued share capital of Countrywide.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it has 170,859,518 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made as appropriate.

Hawkpoint Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and no-one else in connection with the proposal and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Hawkpoint Partners Limited nor for providing advice in relation to the proposal.

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Countrywide plc , all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Countrywide plc by the offeror or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

236

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

2 February 2007

COUNTRYWIDE PLC ("COUNTRYWIDE") – BOARD CHANGES

The Board of Countrywide announces that the retirement of Christopher Sporborg, the Chairman of Countrywide, and Peter Mason, a Non-executive Director of Countrywide, from the Board, planned for 31 December 2006, will now take place on 13 March 2007, when Countrywide will announce its preliminary results for the year ended 31 December 2006.

On the same day, Harry Hill will be appointed as Non-executive Chairman of Countrywide; the Board will begin the search for two new Independent Non-executive Directors immediately.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

235

2 February 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,399,757	02.02.07	954	954	288p	23.09.05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,398,803 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,859,518.

~~Director~~/Company Secretary
Countrywide plc

c.c H D Hill
M C Nower
G Turner

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

234

1 February 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 30 January 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 26 January 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 5,490,677 ordinary shares of Countrywide plc. This equates to 3.21% of the issued share capital of 170,858,564 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They previously notified that they had no notifiable interest in Countrywide plc, as reported on 19 January 2007. They now hold 5,490,677 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.122-5101CreditSuissesl(ps)le310107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 January 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 30 January 2007 from an official of Cantor Fitzgerald Europe.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 29 January 2007, Cantor Fitzgerald Europe of 17 Crosswall, London EC3N 2LB, have a notifiable interest in and are the direct share holders of 7,598,000 ordinary shares of 5p in Countrywide plc. This equates to 4.44% of the issued share capital of 170,858,564 shares.

They have increased their shareholding in Countrywide plc from 5,235,000 shares as reported on 25 January 2007 to 7,598,000 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.121-5101CantorFitzgeraldsl(ps)le310107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

30 January 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,401,635	30.01.07	1,878	1,878	140.8p	11.10.02	Savings Related Share Option Scheme

Following the above transfer, Countrywide plc now holds 8,399,757 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,858,564.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.120-5101TreasurySharessl(ps)290107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

231

29 January 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 25 January 2007 from an official of Brahman Capital Corp.

In compliance with the Disclosure and Transparency Rules, they confirm that as a result of purchases made on 23 January 2007, Braham Capital Corp., of 655 Third Avenue, 11th Floor, New York NY10017, as investment manager for various funds accounts, have a notifiable interest in the ordinary shares of Countrywide plc and that such notifiable interest are held by the following holders:

Registered Holder	Number of shares	Percentage
Bear Stearns & Co	3,168,000	1.85%
Goldman Sachs & Co	1,991,800	1.17%
TOTAL	5,159,800	3.02%

This equates to 3.02% of the issued share capital of 170,856,686 shares.

This is in the first notification we have received.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.118-5101Braham CapCorpsl(ps)le290107

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	11:47 26-Jan-07
Number	2074Q

RNS Number:2074Q
Countrywide PLC
26 January 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

FOR IMMEDIATE RELEASE 26 January 2007

RECOMMENDED CASH AND SHARE OFFER FOR COUNTRYWIDE PLC

Results of Reconvened Court Meeting

Further to the announcement on 12 December 2006 in relation to the Proposals, the posting of the scheme circular to Countrywide Shareholders on 21 December 2006 (the "Scheme Document"), which sets out the full terms and conditions of the Scheme of Arrangement by which the Proposals are to be effected, and the circular sent to Countrywide Shareholders on 17 January 2007 in relation to the adjournment of the Court Meeting and the EGM (the "Adjournment Circular"), the Company and Charlie Holdco 4 announce that the required majority, representing 75 per cent. or more in value of the Scheme Shares voted, has failed to vote in favour of the Scheme to implement the Proposals at the Reconvened Court Meeting convened for such purpose and that the Scheme has therefore lapsed in accordance with its terms and will not be completed.

The full results of the votes cast at the Reconvened Court Meeting are as follows:

Reconvened Court Meeting of holders of Independent Scheme Shares

	Total votes received		For	Against
	Number	Independent Scheme Shares represented	Number (and %)	Number (and %)
Totals in person and by proxy	1,732	116,768,944	67,476,803 (57.79%)	49,292,141 (42.21%)

The Board of Countrywide is disappointed that the Company failed to obtain the requisite majority of Shareholders voting in favour of the transaction,

notwithstanding that a majority of Shareholders (both in value and in number) voted in favour. The Board of Countrywide will now consider carefully the implications of this result.

Following the failure to obtain the necessary majority at the Reconvened Court Meeting, a motion will be proposed to indefinitely adjourn the Reconvened EGM as the resolutions proposed are no longer required to be voted upon by Shareholders pursuant to the Scheme.

Christopher Sporborg, Chairman of Countrywide, commented:

"On behalf of the Board and all the management team I should like to make clear our determination to ensure that Countrywide is well placed to fulfil its full potential and build on its position as the UK's leading listed estate agency business. Our overriding priority is to ensure that the business remains in good shape and able to execute its stated strategy.

"The Independent Directors worked very hard over several months to get the best possible offer for Shareholders. We are disappointed by the outcome of the Court Meeting, but we respect the views of Shareholders. We now have to move on and the Board will be discussing the best way forward for the Company. We will move swiftly, but with due consideration for the interests of Shareholders and all stakeholders."

Countrywide will announce its preliminary results for the year ended 31 December 2006 on 13 March 2007.

Copies of the Scheme Document have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25 The North Colonnade, London E14 5HS Tel. no. 020 7066 1000

Terms defined in the Scheme Document sent by the Company to Shareholders on 21 December 2006 and the subsequent Adjournment Circular sent by the Company to Shareholders on 17 January 2007 shall have the same meaning in this announcement.

Enquiries

Countrywide Christopher Sporborg	Tel:	+44 (0) 783 6204 449
Hawkpoint (lead financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Tel:	+44 (0) 20 7665 4500
Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) Tim Linacre Hugh Morgan	Tel:	+44 (0) 20 7459 3600
Hoare Govett (joint corporate broker to Countrywide) Ranald McGregor-Smith Bob Cowdell Jonathan Retter	Tel:	+44 (0) 20 7678 8000

Brunswick Group (Countrywide PR enquiries) Craig Breheny Dominic McMullan	Tel:	+44 (0) 20 7404 5959
3i Investments / Charlie Holdco 4 Limited Peter Gordon Chris Williams	Tel:	+44 (0) 20 7928 3131
Citigroup (financial adviser and corporate broker to 3i) Philip Robert-Tissot Dimitrios Georgiou Mark Todd Andrew Thompson (Corporate Broking)	Tel:	+44 (0) 20 7986 4000
Maitland (3i PR enquiries) Angus Maitland Suzanne Bartch	Tel:	+44 (0) 20 7379 5151

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Citigroup, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for 3i Investments, the 3i Investors and Charlie Holdco 4 and no one else in connection with the Proposals and will not be responsible to anyone other than 3i Investments, the 3i Investors and Charlie Holdco 4 for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel. 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

229

26 January 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 25 January 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that the direct holdings of Deutsche Bank AG, fell below 3% in Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They previously held 7,659,803 shares notified on 25 January 2007.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.115-5101DeutscheBanksl(ps)le260107

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

25 January 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 24 January 2007 from an official of Deutsche Bank AG:

In compliance with the Disclosure and Transparency Rules, they confirm that as at 24 January 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct shareholders of 7,659,803 ordinary shares of Countrywide plc. This equates to 4.48% of the issued share capital of 170,856,686 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have decreased their holding from 7,713,707 shares notified on 22 January 2007 to 7,659,803 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.114-5101DeutscheBanksl(ps)le250107CS1.4.114-5101DeutscheBanksl(ps)le250107

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

227

25 January 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 22 January 2007 from an official of Cantor Fitzgerald Europe.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 18 January 2007, Cantor Fitzgerald Europe of 17 Crosswall, London EC3N 2LB, have a notifiable interest in and are the direct share holders of 5,235,000 ordinary shares of 5p in Countrywide plc. This equates to 3.06% of the issued share capital of 170,856,686 shares.

They previously had no shareholding in Countrywide plc as reported on 7 February 2005. They now hold 5,235,000 ordinary shares in Countrywide plc.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.113-5101CantorFitzgeraldsl(ps)le230107CS1.4.113-5101CantorFitzgeraldsl(ps)le230107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2.2.6

23 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 19th January 2007 from an official of Morgan Stanley Securities Limited (MSSL), the extract of which is as follows:

"This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 18 January 2007 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares with the result that MSSL and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in shares in accordance with section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested".

They previously held 5,576,880 shares, in Countrywide plc shares as reported on 22 January 2007.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.112-5101MorganStanleysl(ps)le230107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 19th January 2007 from an official of Morgan Stanley Securities Limited (MSSL), the extract of which is as follows:

"This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 17 January 2007 Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in a total holding of 5,576,880 shares, being approximately 3.26% of the issued share capital of the company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested".

They previously had no disclosable interest in Countrywide plc shares, as reported on 19 January 2006. They now hold 5,576,880 shares which equates to 3.26% of the total issued share capital of 170,856,686 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.10-5101MorganStanleysl(ps)le220107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No. 140680 WITHAM 4
Video Conference No: 01376 500231

224

22 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 18 January 2007 from an official of Deutsche Bank AG, the extract of which is as follows:

"Further to our letter of 17 January 2007 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,856,686 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 7,713,707 ordinary shares of Countrywide plc amounting to 4.51%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have decreased their holding from 11,288,707 shares notified on18 January 2007 to 7,713,707 shares which equates to 4.51% of the issued share capital

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.111-5101DeutscheBansl(ps)le220107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 18 January 2007 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As of January 16, 2007, Artisan Partners Limited Partnership was interested in aggregate for the purposes of the Act in 14,471,172 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 8,238,199 ordinary shares ("Fund Shares")

(b) We believe that the APLP Shares representing approximately 8.47% of the issued share capital of the Company as of January 16, 2007.

(c) So far as we are aware, at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	**Shares**
State Street Nominees Limited	9,783,760
Bank of New York Nominees Ltd	3,432,252
Mellon Trust	767,547
Brown Brothers Harriman	422,016
Chase Nominees Ltd	65,597

Of the 9,783,760 shares held by State Street Nominees Limited, 8,238,199 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A Ziegler, and Carlene M Ziegler, have a notifiable interest in the APLP Shares by virtue of section 203(3) of the Act;

(e) So far as we are aware, as at the date of this notice, none of the APLP Shares comprise an interest falling within section 208(5) of the Act;

CS1.4.109-5101Artisansl(ps)le190107

(f) The notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, Carlene M Ziegler and Artisan International Fund under the requirements of the Act and their address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee WI 53202. This notice constitutes separate notification that has been combined solely for the purposes of clarity and efficiency, it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests".

They have increased their shareholding from 12,705,007 shares reported on 6 November 2006 to 14,471,172 shares. On the basis of issued share capital of 170,856,686 the holding of 14,471,172 shares represents 8.47% of the Company's shares in issue.

Director/Secretary
Countrywide plc

c.c.
H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 January 2007

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 18 January 2007 from an official of Credit Suisse, the extract of which is as follows:-

> "This notice relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").
>
> We hereby notify you that on 16 January 2007, following disposals, Credit Suisse Securities (Europe) Limited and Credit Suisse International no longer had a notifiable interest in shares of the Company for the purpose of section 198 of the Act".

They previously held 6,844,105 shares in Countrywide plc, as reported on 17 January 2007.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.108-5101CresitSuissesl(ps)le190107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

Embargo until 19 January 2007 at 7.30 a.m.

19 January 2007

Countrywide plc – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following.

Countrywide plc's capital consists of 179,258,321 ordinary 5p shares with voting rights of which 8,401,635 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,856,686.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.107-5101 VotingRightssl(ps)le190107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

18 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 17 January 2007 from an official of Deutsche Bank AG, the extract of which is as follows:

"Further to our letter of 16 January 2007 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,856,686 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 11,288,707 ordinary shares of Countrywide plc amounting to 6.61%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have increased their holding from 9,764,615 shares notified on16 January 2007 to 11,288,707 shares which equates to 6.61% of the issued share capital

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.106-5101DeutscheBans1(ps)le180107

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

219

To: The *FSA*

Date: 18 January__________2007__

Name of *applicant*:		Countrywide plc	
Name of scheme:		Executive Share Option Scheme (1995)	
Period of return:	From:	30.06.2006	To: 31.12.2006
Balance under scheme from previous return:		973,650 ✓	
The amount by which the block scheme has been incr sed, if the scheme has been increased since the date of the last return:			
Number of *securities* issued/allotted under scheme during period:		175	
Balance under scheme not yet issued/allotted at end of period		973,475 ✓	
Number and *class* of *securities* originally listed and the date of admission		On 28.06.04, 1,000,000 ordinary 5p shares were first listed and admitted. ref: BOOFQ06	
Total number of *securities* in issue at the end of the period		170,856,686 ✓	

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham Essex CM8 3SX
Telephone number of contact:	01376,533700

6v✓

SIGNED BY ______________________________

Director/company secretary/suit~~ably experienced *employee*/duly authorised officer~~,
for and on behalf of

______________________Countrywide plc________________

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

CS3.3.22-5101BlockLstngsl(ps)170107

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _18 January ________2007__

Name of *applicant*:		Countrywide plc	
Name of scheme:		Executive Share Option Scheme (1996)	
Period of return:	From:	30.06.2006	To: 31.12.2006
Balance under scheme from previous return:		727,836	
The amount by which the block scheme has been in~~creased, if the scheme has been increased since th~~e date of the last return:			
Number of *securities* issued/allotted under scheme during period:		100,000	
Balance under scheme not yet issued/allotted at end of period		627,836	
Number and *class* of *securities* originally listed and the date of admission		i) On 17.8.2004, 550,000 ordinary 5p shares were listed and admitted: ref: B00FQ06 ii) On 8.2.2005, 550,000 ordinary 5p shares were listed and admitted. Ref: B00FQ060 .	
Total number of *securities* in issue at the end of the period		170,856,686	

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ______________________________

Director/company secretary/~~suitably experienced *employee*/duly authorised officer~~,
for and on behalf of

__Countrywide plc________________________________
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _18 January ________2007__

Name of *applicant*:		Countrywide plc	
Name of scheme:		Savings Related Share Option Scheme (1996)	
Period of return:	From:	30.06.2006	To: 31.12.2006
Balance under scheme from previous return:		1,349,242	
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
Number of *securities* issued/allotted under scheme during period:		3,085	
Balance under scheme not yet issued/allotted at end of period		1,346,157	
Number and *class* of *securities* originally listed and the date of admission		i) On 8.6.2004 1,000,000 ordinary 5p shares were listed and admitted: ref: B00FQ06 ii) On 4.11.2005, 520,000 ordinary 5p shares were listed and admitted. Ref: B00FQ060	
Total number of *securities* in issue at the end of the period		170,856,686	

Name of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ________________________________

Director/company secretary/~~suitably experienced *employee*/duly authorised officer,~~
for and on behalf of

__Countrywide plc________________________________
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _18 January ________2007__

Name of *applicant*:		Countrywide plc		
Name of scheme:		Countrywide Sharesave Plan		
Period of return:	From:	30.06.2006	To:	31.12.2006
Balance under scheme from previous return:		369,671		
The amount by which the block scheme has been i[illegible]eased, if the scheme has been increased since the date of the last return:				
Number of *securities* issued/allotted under scheme during period:		709		
Balance under scheme not yet issued/allotted at end of period		368,962		
Number and *class* of *securities* originally listed and the date of admission		On 14 March 2006, 370,000 ordinary 5p shares were first listed and admitted: ref: GBOOB00FQ060		
Total number of *securities* in issue at the end of the period		170,856,686		

[illegible]e of contact:	Shirley Law
Address of contact:	Countrywide House, Perry Way, Witham, Essex CM8 3SX
Telephone number of contact:	01376 533700

SIGNED BY ____________________________________

Director/company secretary/~~suitably experienced *employee*/duly authorised officer~~,
for and on behalf of

__Countrywide plc______________________________
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

2\19

18 January 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,856,686 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 January 2007

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 16 January 2007 from an official of Credit Suisse, the extract of which is as follows:-

> "This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").
>
> We hereby notify you that on 12 January 2007, following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Company:
>
> 1. Credit Suisse Securities (Europe) Limited ("CSSEL") 6,839,574 shares. CSSEL held an interest in 3,005,000 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.
>
> 2. Credit Suisse International ("CSi") 4,531 shares.
>
> The CS Companies now hold a total interest of 6,844,105 shares being equivalent to approximately 3.82% of the issued share capital of the Company.
>
> Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL and CSi are interested".

They previously had no disclosable interest in Countrywide plc shares, as reported on 11 January 2007. They now hold 6,844,105 shares which equates to 4.01% of the total issued share capital of 170,856,686 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.102-5101CresitSuissesl(ps)le170107

Regulatory Announcement

21

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:06 17-Jan-07
Number	PRNUK-1701

17 January 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by employees who were also the option holders of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,406,331	17.01.07	4,696	4,696	140.8p	11.10.02	Savings Related Share Option Scheme

Following the above transfer, Countrywide plc now holds 8,401,635 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,856,686.

Director/Company Secretary

Countrywide plc

END

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Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

16 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 16 January 2007 from an official of Deutsche Bank AG, the extract of which is as follows:

"Further to our letter of 9 January 2007 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,851,990 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 9,764,615 ordinary shares of Countrywide plc amounting to 5.72%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have increased their holding from 7,063,660 shares notified on10 January 2007 to 9,764,615 shares which equates to 5.72% of the issued share capital

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.101-5101DeutscheBansl(ps)le160107

Annual Information Update

Form No. 2

To: Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

By RIS

1. Name of Issuer: Countrywide plc

- Incorporated in England under the Companies Act 1985 (as amended)
- Company No. 4947152
- Registered Office: Countrywide House, 3 Perry Way, Witham, Essex CM8 3SX
  Tel: 01376 533700
  Fax: 01376 520465/01376 520758
  DX 140680 Witham 4

2. Type of Securities: Ordinary 5p shares listed on the London Stock Exchange

3. Period of update: from 1.1.2006 to 31.12.2006

4. Annual Information:

Date & place of filing (if applicable)	Date of publication	Headline	Short description of the Information	Where to find this information
		See attached 19 sheets		

5. Some of the information contained in this update may/~~may not~~,* be out of date due to the passage of time.

6. Contact for queries:

Name: Shirley Law

Telephone: 01376 533700

Address: Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Person making the update:

Name: Gareth Williams

Signature: ....

Position: Company Secretary

* delete where appropriate

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

16 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received the following notice dated 12 January 2007 from an official of Polygon Investment Partners HK Limited, the extract of which is as follows:

"In accordance with the provisions of Sections 198-202 of the Companies Act 1985, we give you notice that Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited, which act on behalf of Polygon Global Opportunities Master Fund, have a notifiable interest in 10,040,000 ordinary shares of five pence each in the capital of Countrywide plc (the "Company") amounting to 5.88% of the issued share capital of the Company, on the basis that its issued share capital is 170,851,990 ordinary shares".

They have decreased their holding from 15,836,682 shares notified on 12 January 2007 to 10,040,000 shares which equates to 5.88% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.100-5101Polygonsl(ps)le160107

Countrywide plc

3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

211

16 January 2007

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 10 January 2007 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 8 January 2007, the interest held by Lehman Brothers International (Europe) in the ordinary shares of Countrywide plc (the "Company") had fallen below 3% of the outstanding share capital of the Company".

They previously held 8,920,236 shares in Countrywide plc, as reported on 29 November 2006.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.99-5101LehmanBros.sl(ps)le160107

Regulatory Announcement

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Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	10:53 15-Jan-07
Number	5108P

RNS Number:5108P
Countrywide PLC
15 January 2007

Not for release, publication or distribution in or into or from the United States, Australia, Canada, South Africa or Japan

PRESS ANNOUNCEMENT
FOR IMMEDIATE RELEASE
15 January 2007
COUNTRYWIDE PLC ("COUNTRYWIDE") - ADJOURNMENT OF COURT MEETING AND EGM

Further to the announcement earlier this morning that Christopher Sporborg, Chairman of Countrywide, would be seeking an adjournment of the Court Meeting and the EGM to be held this morning in relation to Charlie Holdco 4's offer for Countrywide, the Independent Directors of Countrywide confirm that the Court Meeting and the EGM duly consented to such adjournments.

Terms defined in the Scheme Document shall have the same meaning in this announcement.

The availability of the Proposals and the release, publication or distribution of this Announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this

Announcement or any matter referred to herein.

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	10:42 15-Jan-07
Number	5076P

RNS Number:5076P
Countrywide PLC
15 January 2007

Not for release, publication or distribution in or into or from the United States, Australia, Canada, South Africa or Japan

PRESS ANNOUNCEMENT

EMBARGOED FOR RELEASE AT 10.30AM

15 January 2007

COUNTRYWIDE PLC ("COUNTRYWIDE") - ADJOURNMENT OF COURT MEETING AND EGM

At the request of 3i, Christopher Sporborg, Chairman of Countrywide, will seek an adjournment of the Court Meeting and the EGM to be held this morning in relation to Charlie Holdco 4's offer for Countrywide.

3i has indicated that it wishes to hold further consultations with Countrywide's significant Shareholders. Given the importance of ensuring that the outcome of the EGM and the Court Meeting fairly reflects the wishes of Shareholders, the Independent Directors have agreed to propose motions at the Court Meeting and the EGM for their respective adjournments.

The proxy votes received in relation to the Court Meeting by 10.30am on Saturday 13 January 2007, being the last time and date by which proxies needed to be received in order to be valid at today's Court Meeting, were as follows:

Court Meeting of holders of Independent Scheme Shares

	Total proxy votes received		For	Against
	Number	Independent Scheme Shares represented	Number (and %)	Number (and %)
Totals by proxy	91,156,722	53.35%	56,246,031	34,910,691
			(61.70%)	(38.30%)

The total number of Shareholders voting by proxy was 1,392. Of these, 1,230 voted for the Proposals, representing 88.36% of the total, and 162 voted against the Proposals, representing 11.64% of the total.

It is important to note that the above numbers relate to proxy votes received by post and do not take into account any votes which may be cast at the Court Meeting by Independent Scheme Shareholders and/or their proxies (or their duly appointed corporate representatives) attending the Court Meeting in person and voting at it. It should also be noted that Independent Scheme Shareholders who have voted by proxy are in any case able to change their vote by attending and

voting at the Court Meeting, or any adjournment thereof, in person.

It is expected that the reconvened meetings will be held as soon as practicable, and in any event in the next two to three weeks, subject to the Court Meeting and EGM consenting to an adjournment; formal notification of the times and dates for the reconvened meetings will be despatched to Shareholders as soon as possible and in any event no less than seven days prior to the date appointed for the reconvened meetings.

Terms defined in the Scheme Document shall have the same meaning in this announcement.

Enquiries

Countrywide Christopher Sporborg	Tel: +44 (0) 783 6204 449
Hawkpoint (lead financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Tel: +44 (0) 20 7665 4500
Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) Tim Linacre Hugh Morgan	Tel: +44 (0) 20 7459 3600
Hoare Govett (joint corporate broker to Countrywide) Ranald McGregor-Smith Bob Cowdell Jonathan Retter	Tel: +44 (0) 20 7678 8000
Brunswick Group (Countrywide PR enquiries) John Sunnucks Kate Holgate	Tel: +44 (0) 20 7404 5959

The availability of the Proposals and the release, publication or distribution of this Announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the

Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Citigroup, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for 3i Investments, the 3i Investors and Charlie Holdco 4 and no one else in connection with the Proposals and will not be responsible to anyone other than 3i Investments, the 3i Investors and Charlie Holdco 4 for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

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END